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Follow-Up Materials

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REGISTRANT'S NAME JSAT Corporation

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

SEP 18 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 05711 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 9/14/06



JSAT Corporation Annual Report

Year Ended March 31, 2006

Profile

Asia's Largest Satellite Operator

JSAT was established in 1985 and was Japan's first and is now Asia's largest private-sector satellite operator. Its fleet consists of nine satellites in eight orbital slots—covering Asia to Oceania, mainland North America and Hawaii.

At a time when the "fusion of broadcasting and communications" is accelerating worldwide, JSAT is playing an important role in the creation of new markets through its infrastructure and technical support for broadcasters' migration to digital formats. JSAT uses its satellite communications expertise to simultaneously broadcast large volumes of high-quality images to multiple locations. With activities encompassing the broadcasting, global, public and mobile sectors, JSAT offers innovative solutions to encourage satellite network sales and network usage. Tirelessly seeking new opportunities and markets, JSAT continues to lead the way in satellite communications.

Contents

Forward-Looking Statements
Certain statements contained in this annual report may constitute forward-looking statements. These statements, except for the historical data, involve our expectations, strategies, objectives, targets, assumptions, plans and judgments based on information currently available to management. The management targets included in this annual report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of our business strategies. We may not be successful in implementing our business strategies, and actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of risks, uncertainties and other factors as stated on page 23.

Financial Highlights

JSAT Corporation and Subsidiaries
Years Ended March 31, 2004, 2005 and 2006

	Millions of Yen			Thousands of U.S. Dollars[1]
	2004	2005	2006	2006
For the year				
Revenues	¥46,241	¥42,884	¥42,441	$362,741
Operating income (loss)	10,444	8,094	(9,734)	(83,199)
Income (loss) before income taxes and minority interests	9,284	7,806	(11,078)	(94,686)
Net income (loss)	6,178	4,522	(6,544)	(55,933)
EBITDA[2]	28,483	24,375	12,204	104,308
Net cash provided by operating activities	22,479	22,603	21,695	185,431
Capital expenditures	7,818	11,178	19,553	167,119
Depreciation and amortization	18,537	16,081	21,184	181,060
At year-end				
Total assets	¥177,620	¥159,951	¥170,056	$1,453,469
Total shareholders' equity	102,663	91,408	83,472	713,436
Interest-bearing debt	37,808	35,280	51,036	436,205
Per share data (Yen and U.S. dollars)				
Earnings (losses)—basic[3]	¥16,345.94	¥12,602.71	¥(18,423.76)	$(157.47)
—diluted	15,253.65	11,719.93	(18,423.76)	(157.47)
Total shareholders' equity	271,645	254,730	233,359	1,994.52
Cash dividends	6,503.15	6,116.35	5,989.50	51.20
Other data				
EBITDA margin[4] (%)	61.6%	56.8%	28.8%	
Return on equity (ROE) (%)	6.0%	4.9%	—	
Number of satellites	9	9	9	
Number of employees[5]	263	266	262	

Notes:
1. U.S. dollar amounts have been translated from Japanese yen, for convenience only, at the rate of ¥117=US$1, the approximate rate of exchange on March 31, 2006.
2. EBITDA (Earnings before Interest, Tax, Depreciation and Amortization) represents the total of net income, interest, tax, depreciation and amortization.
3. Basic earnings per share are calculated based on the weighted-average number of shares of common stock outstanding during each year, which were 377,931 358,842 and 355,204 shares for the years ended March 31, 2004, 2005 and 2006, respectively.
4. The EBITDA margin is the ratio of EBITDA to revenues.
5. The number of employees includes staff seconded to other companies, but is exclusive of part-time staff. The number comprised 230 JSAT employees at March 31, 2006.


Revenues
Millions of Yen
50,000
40,000
30,000
20,000
10,000
0
'02
'03
'04
'05
'06


Operating Income
Millions of Yen
12,000
10,000
8,000
6,000
4,000
2,000
0
-10,000
'02
'03
'04
'05
'06
-9,734


Net Income
Millions of Yen
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
-7,000
'02
'03
'04
'05
'06
-6,544


Total Assets
Millions of Yen
200,000
150,000
100,000
50,000
0
'02
'03
'04
'05
'06

At a Glance

About JSAT and Our Satellites

- **Asia's largest satellite operator and the sixth largest worldwide in revenue**
- **Japan's first private-sector satellite operator**
- **Asia's first satellite operator to enter the U.S. market—with Horizons-1**
- **Played a key role in creating the CS digital broadcasting market**
- **Provide effective measures to bridge the "Digital Divide"**

Satellite Features

Wide area

The service area of each satellite covers a third of the earth's surface.

Multicast

Data is sent simultaneously via a single transmission to the whole coverage area.

Flexibility

Easy to set up, move and remove communications bases with small-diameter antenna enabling the installation of communications lines in locking broadband infrastructure.

Disaster readiness

Not affected by natural disasters as are terrestrial networks.

Business Overview and Revenue by Services

Network-Related Services

Segment revenues consist mainly of satellite communications services: internal networks as well as domestic and international telecommunications services for government agencies, corporate customers, the NTT Group and telecommunications carriers.



Billions of Yen
20
15
10
5
0
'03
'04
'05
'06

Broadcast and Video Distribution Services

Segment revenues come from broadcasting services, such as a service for broadcasters that provides channels to SKY PerfecTV!; satellite transmission services such as domestic and international video transmission to broadcasters and a digital content distribution service for cable television stations.



Billions of Yen
30
25
20
15
10
5
0
'03
'04
'05
'06

Other

Other includes revenues from the provision of satellite control services and other miscellaneous services.

Profit Structure



Billions of Yen
Revenues
Depreciation and amortization
Cost of services
General and administrative expenses
Others
Operating income
50
40
30
20
10
0
-10
2004
2005
2006
Impairment loss of JCSAT-1B

Satellite Coverage



Asia-Pacific Region

- Expansion of international service via JCSAT-3 and JCSAT-2A
- Conclusion of a joint sales agreement with PanAmSat
- Strengthening of the C-band market

North America

- Joint venture with PanAmSat
- Successful launch of Horizons-1 in October 2003
- Preliminary marketing for Horizons-2 to be launched in summer 2007
- Stengthening of Ku-band services through Horizons-1 & 2

Our Satellite Fleet

(As of June 2006)

Fleet	Business domain	Outline	Launch date	Design life
JCSAT-1B	Domestic/Global Video Distribution	Offers domestic and international telecommunications via Ku-band transponders.	Dec. 3, 1997	12 years
JCSAT-2A	Domestic/Global/NTT Broadcasting/Video Distribution	Provides telecommunications networks for corporate customers and pulse-code modulation audio broadcasts via Ku-band transponders as well as C-band broadband network services for global customers.	March 29, 2002	11 years
JCSAT-3	Domestic/Global Broadcasting/Video Distribution	Offers satellite digital multichannel SKY PerfecTV! broadcasts via Ku-band transponders and international telecommunications services mostly in the Asia-Pacific region through C-band transponders.	Aug. 29, 1995	12 years
JCSAT-R	Other	Backup unit for other JCSAT satellites.	Feb. 17, 1997	12 years
JCSAT-4A	Domestic Broadcasting/Video Distribution	Provides SKY PerfecTV! broadcasts with JCSAT-3 as well as corporate internal networks and intranets.	Feb. 16, 1999	14.5 years
JCSAT-110	Broadcasting	Located in the same orbital slot as Japanese BS satellites and used for the new DTH service of SKY PerfecTV! 110.	Oct. 7, 2000	15 years
JCSAT-5A	Domestic/NTT	Provides telecommunications services offered by the NTT Group and corporate intranets.	April 13, 2006	12 years
N-STARb	NTT		Feb. 5, 1996	10 years
Horizons-1	Global Video Distribution	This satellite makes JSAT the first Asian satellite operator with a satellite placed over North America. Its Ku-band transponders' payload covers North America and Hawaii. Together with the C-band transponders of JCSAT-2A, it creates a seamless network from the U.S. East Coast to Asia and Oceania.	Oct. 1, 2003	15 years

Network-Related Services Broadcast and Video Distribution Services Other

Note: The design life of a satellite is not the same as the operational life and does not indicate the launch time of replacement satellites or the timing of investment in replacement satellites. In addition, the fuel life of a satellite may be shorter than the design life, due to such factors as excessive consumption of propulsion fuel or in-orbit failure.



Message from the Management



In fiscal 2005, ended March 31, 2006, JSAT surpassed its revenue target set at the beginning of the period. However, we posted losses due to technical difficulties with a communications satellite and the sale of our shares in a subsidiary—a step taken to better concentrate our resources on the satellite business. Nevertheless, we maintained a cash dividend of ¥5,990 per share, the same level as the previous year, taking advantage of healthy cash flows as reflected in our shareholder return policy. We will further strive to enhance corporate value to meet the expectations of our shareholders and other stakeholders.

Highlights

Posted a loss due to the JCSAT-1B communications satellite anomaly

Posted a loss on the transfer of the JC-HITS business

Expanded our North American business (specifically the Horizons-1 satellite project)

Successfully launched the JCSAT-9 communications satellite in April 2006

Performance Overview

In fiscal 2005, we actively promoted our North American business and digital broadcasting support activities, generating revenue in excess of our initial forecast. However, we posted a net loss due to technical difficulties with a satellite and losses associated with an overhaul of our cost structure, including the sale of our JC-HITS business.

During the year, the JSAT Group continued channeling resources into its medium- and long-term strategy, which combines four key elements: expansion of our global business, support for digitized broadcasting, launch of mobile services and development of public-sector markets.

In the global arena, we benefited from increased usage of the data communications services offered via Horizons-1, which is jointly owned by our U.S. subsidiary and PanAmSat, the premier satellite communications operator in the United States. As a result, we turned a profit in only our second year since commencing services. With respect to services for broadcast and video distribution, we sought to increase our participation in the multichannel pay-TV market. To this end, SKY Perfect Marketing Co., Ltd., which commenced business in June 2005, attracted new subscribers according to plan. An increase in the number of cable TV operators adopting the JC-HITS digital solutions service also helped boost earnings.

Consolidated revenue in fiscal 2005 amounted to ¥42,441 million, down 1.0% from the previous year. The decline was mainly due to the expiry of NTT Group contracts, as well as declines in continued use and the on-demand use of services provided by certain customers.

We posted an operating loss of ¥9,734 million and a net loss of ¥6,544 million. These results were due to one-time losses arising from various measures taken to shift from a cost-oriented structure to a high-earnings structure. These included losses stemming from technical difficulties with the JCSAT-1B satellite and an increase in depreciation and amortization due to a reduction in the estimated useful lives of all satellites — prompted by the JCSAT-1B incident. We also sold the JC-HITS business to concentrate on core and peripheral operations, which incurred losses.

Sale of the JC-HITS Business

JC-HITS is a digital content distribution service designed to support cable TV operators' migration to digital formats and multichannel functions provided by Japan CableCast Inc., a wholly owned subsidiary. We recognize that JC-HITS had achieved a measure of success in its efforts to expand operations.

Meanwhile, there have been rapid changes in the operating environment in Japan, including the recent expansion of Fiber To The Home (FTTH) and IP broadcasting applications. To expand earnings, therefore, cable operators must shift to high-definition broadcasts, increase the number of channels and provide support for the development of interactive applications with high added value. Given these conditions, JSAT concluded that it could no longer sustain JC-HITS' business expansion on its own. Against this backdrop, JSAT was approached by SOZOkobo, Inc., which specializes in consulting services for companies in the fields of telecommunications, media and technology. As a result, we sold all shares in Japan CableCast, as well as equipment used in the JC-HITS business, to SOZOkobo on March 31, 2006.

Overhaul of Our Cost Structure

Depreciation and amortization of communications satellites represent the major portion of JSAT's operating costs. In the past, we calculated the estimated useful lives of satellites according to the expected lifetime of onboard fuel. However, we have now shifted to a new method that focuses on the shorter of the satellite's design life and its fuel life, reflecting changes to our operational structure from the viewpoint of risk management. This change is due to a number of factors, including an increase in fuel consumption efficiency arising from improved launching facilities, as well as a rising number of cases where the remaining fuel life extends fuel life considerably beyond design life. In addition, manufacturers do not necessarily recommend operation of a satellite past its official design life, and it is difficult to obtain insurance coverage for satellites operating beyond their design lives.

The JSAT Group will continue to prioritize safety in operating its satellites, which constitute valuable business assets. In addition, we will strengthen our backup system covering our entire satellite fleet.

Industry Trends and Medium-Term Initiatives

Despite ongoing severe competition with domestic telecommunications providers, we will transform our earnings structure, with a focus on seizing opportunities generated by the fusion of broadcasting and communications

In the domestic satellite communications market, severe competition continues unabated amid diversification of services and lower pricing accompanying technological advances in terrestrial telecommunications. The fusion of broadcasting and communications, caused by migration to digital formats and large volumes of content, presents excellent opportunities for the JSAT Group, which specializes in precisely these two areas. To effectively grasp such opportunities, we must urgently review our earnings structure.

During the three-year period ending March 31, 2009, the JSAT Group will expand its business areas to include areas with growth potential. At the same time, we will work hard to reinforce our earnings foundations in the four domains where satellites have a competitive advantage. To this end, we will transform our cost structure by reviewing and strengthening our satellite operations, redefining our strengths as a satellite business and restructuring our operations.

Over the next three years, we will reinforce our earnings foundation by delivering solutions aimed at boosting transponder usage. We will also renew our focus on businesses that incorporate the broadcasting, mobile and satellite-related domains.

We will strive to reinforce basic earnings in our four core business domains by delivering multifaceted solutions that encourage transponder usage. For example, while focusing on sales of satellite networks, we will provide technological support for the shift to high-definition broadcasts in the multichannel broadcasting domains, as well as the retransmission of terrestrial digital broadcasts. We will also address digital divide solutions in the public sector.

We intend to obtain new sources of revenue in growth areas by combining satellite networks and wireless networks, and by collaborating with partners capable of providing broadcasting services and developing new services.

For example, we are considering expansion of our broadcasting business through our cooperative relationship with SKY Perfect Communications Inc. The objective of this initiative is to develop new services, with the aim of expanding the multichannel service market. A recent initiative by SKY Perfect Marketing, offering antenna and tuner rental services designed to attract subscribers to SKY PerfecTV! CS digital broadcasting services, marks the first step toward this goal. In mobile services, we have already commenced a maritime broadband service. Through an alliance with a wireless partner with mobile capability, we will develop and provide land, sea and air mobile broadband services. In satellite-related domains, we are examining the use of satellites for purposes other than communications or broadcasting.

Maintain and improve core revenue base and take initiatives in growth domains


Satellite solutions and peripheral services
Provision of transponder capacity
Broadcasting domain
Mobile ubiquitous
Satellite-related domains
Existing business domains
Satellite
Non-satellite
Growth drivers
(1) Broadcasting domain
Development of new service functions and business models
(2) Mobile ubiquitous
(3) Satellite-related domains
+
Core revenue base
Boost revenues in markets where satellites can exert their advantages (four core businesses: broadcasting and multichannel services, global services, public sector, mobile communications)

Key markets where satellites can exert their advantages


Broadcasting-related
Telecommunications-related
New broadcasting domains/ new business models
Mobile ubiquitous
Satellite-related domains
New growth domains
Broadcasting and multichannel services
Global services
Public sector
Mobile communications
Strengthen links with SKY PerfecTV!
Increase subscribers (SKY Perfect Marketing)
Offer HDTV broadcasting services
Retransmission of terrestrial digital broadcasts
North American Ku-band services market (Horizons-1 & 2)
Asian C-band market
Local governments
Japanese government insititutions
Bridge the digital divide
Medical care in remote areas
Maritime broadband
Video reception services
Internet
Core revenue base

Key Initiatives in Fiscal 2006

Upgrade infrastructure and concentrate on areas where satellites have a competitive advantage

The JSAT Group plans to focus on areas where satellites boast a competitive advantage, such as sales of satellite networks. As the first step in this plan, we have set a clear objective of concentrating on four key markets—multichannel broadcasting, global services, mobile services and the public sector—which represent our four core earnings foundations. We will also expand our business in related areas.

To reinforce our business base in preparation for growth, we plan to launch replacement satellites and new satellites in fiscal 2006 and 2007. In April 2006, we successfully launched the JCSAT-9 satellite. As a successor to the N-STARa satellite, the JCSAT-9 offers telecommunications via the Ku-band and the S-band used for mobile communications, as well as the new C-band used for international communications. We also plan to launch the JCSAT-10 satellite in the summer to replace the JCSAT-3. In fiscal 2007, we will launch the JCSAT-11 satellite to replace the JCSAT-R, as well as the Horizons-2 satellite—the second to be launched jointly with U.S.-based PanAmSat Corporation.

Multichannel broadcasting: *Stimulate the market through a cooperative relationship with SKY Perfect Communications*

We will continue to strengthen our cooperative relationship with SKY Perfect Communications. In 2005, we conducted an aggressive campaign to attract subscribers by providing antenna and tuner rental services via SKY Perfect Marketing, a company we established jointly with SKY Perfect Communications. In 2006, we will seek to extend contracts with broadcasters by running a digital broadcasting campaign for the SKY PerfecTV! 110 service and provide support for the shift to high-definition broadcasting.

Global services: *Expand North American business through the launch of Horizons-2*

In North America, we currently offer data communications services between companies using Very Small Aperture Terminal (VSAT) and data transmission services, including high-definition television. As part of the joint satellite project that saw the launch of Horizons-1, which operates over the west coast of North America, PanAmSat has agreed to launch the Horizons-2 satellite to operate over the east coast in place of the SBS-6. We are preparing to start a campaign ahead of the launch, which is scheduled for the second half of fiscal 2007.

Mobile services: *Launch maritime satellite broadband service and expand business through hybrid networks*

Between April and September 2005, the JSAT Group conducted successful trials of Japan's first maritime satellite Internet service. After subsequently commencing its MegaWaveMarine service in October, the Group has received inquiries from many quarters. Offering high-speed, broadband, fixed-fee satellite communications not possible using existing marine services, MegaWaveMarine provides a convenient Internet environment that links companies and their ships. In a bid to increase customers, in April 2006 we began selling the light, highly reliable JoySAT antenna, which comes with an automatic tracking satellite signals system for ships. We already have a service for vessels traveling within the 200 nautical mile zone, and we plan to complement this by launching a service for vessels operating further offshore in alliance with overseas satellite operators.

Public sector: *Use satellite Internet services to generate demand in regions without broadband*

In its "Next-Generation Broadband Concept 2010" strategy, released in July 2005, the Ministry of Internal Affairs and Communications announced a target of achieving broadband coverage for the entire country by 2010. Following this announcement, there has been growing interest in satellite Internet services among local authorities, especially in regions lacking terrestrial network infrastructure. Two months earlier, in May 2005, JSAT launched a trial service of satellite Internet connections, which was upgraded to full service in April 2006. In addition to providing broadband access to remote islands and mountainous regions for a low monthly user fee and minimal setup investment, we are confident that this service will be adopted for a wide range of uses. Accordingly, we are working hard to increase demand for further applications, such as linking construction sites with company LANs, the remote monitoring of dams and providing backup company communications networks in the event of major disasters.

Performance Forecast

For fiscal 2006, we forecast a decline in consolidated revenue due to a number of factors, including reduced contracts with the NTT Group, a major client. However, we project an increase in profits owing to (1) the stronger earnings foundations of our four core business domains, (2) an improved cost structure, (3) the absence of losses associated with the JCSAT-1B's technical difficulties and (4) a decline in amortization and depreciation expenses due to the sale of equipment accompanying the transfer of the JC-HITS business. We will continue to develop activities in areas with high growth potential, while maintaining our solid core businesses.

Maximizing Shareholder Value

We place great importance on shareholder return and maintain a long-standing policy of paying dividends in line with corporate earnings, based on a long-term perspective. When appropriating earnings, we consider the need to secure a strong financial position and expand into new businesses. In fiscal 2005, we posted a loss due to transitory factors. However, we used healthy cash flows, generated from our robust business activities, to pay a dividend of ¥5,990 per share. In addition, we will maintain a flexible capital policy allowing us to address rapid changes in the operating environment while maximizing shareholder value. Based on this policy, in the year under review we retired 26,736.5 treasury shares, amounting to ¥9,928 million, and we acquired 1,525.5 shares of treasury stock valued at ¥392 million.

We believe that reinforcing our internal systems is indispensable for enhancing corporate value. We are constantly seeking ways to improve our corporate governance and compliance systems to ensure appropriate and effective operations, as well as transparent and highly efficient management.

The onslaught of digital, large-volume communications has engendered a paradigm shift in the broadcasting and telecommunications market. This has prompted the JSAT Group to modify its business structure. At the same time, it presents an excellent opportunity for the Group to make further giant leaps forward. To effectively capitalize on opportunities to increase revenues, we will closely monitor changes in the market. By increasing cash flows, we will maximize corporate and shareholder value and further improve EBITDA and ROE levels. We will also develop services and businesses in markets where satellites have special advantages, while cutting costs and improving efficiency. In these ways, we will continue generating business growth and increased earnings. I look forward to the ongoing support of our shareholders in these endeavors.

June 27, 2006

Kiyoshi Isozaki
President and CEO

The satellite and communications industry plays a critical role in today's communications infrastructure. As Asia's largest telecommunications satellite operator, JSAT works to continuously improve its environmental management system, while observing relevant laws and regulations, as well as other requirements agreed to by the Company.

More details about JSAT's Corporate Social Responsibility are on the following pages.



JSAT places utmost importance on minimizing the impact of its operations on the environment and protecting the global environment for future generations. To assist our efforts to continually improve the environment and prevent pollution, we set four environmental themes in 2004: (1) realize a telecommunications-driven society that balances user convenience and environmental protection, (2) operate environmentally sound satellite control centers, (3) raise awareness and promote eco-conscious office practices and (4) set and communicate goals for sustainable environmental activities.

Environmental management system certification

In December 2005, JSAT acquired ISO 14001 certification, the international standard for environmental management systems, for the satellite communications and broadcasting transmission services provided by its Yokohama Satellite Control Center (YSCC) and Gunma Satellite Control Station. This latest certification recognizes JSAT's commitment to operating environmentally sound satellite control centers.


QUALITY ASSURANCE
JIC

REGISTERED ORGANIZATION
No. E1158-ISO 14001



JAB
EMS Accreditation
RE002

Bridging the "digital divide"

Satellite communications play a vital role in today's network society: *Supporting broadband access in areas lacking broadband networks*

The shift to broadband connections is proceeding at an explosive rate. However, there are still many regions lacking access to broadband networks, prompting fears of a growing information gap between regions. Following the successful trial satellite Internet service begun in April 2005, JSAT launched a full-scale service in 2006 aimed at local governments and corporate users. The service offers a megabit-level service that makes full use of the wide reach and large volume transmission capability of satellite communications. At the same time, we launched a variety of joint projects with academic institutions and industry-based organizations aimed at supporting broadband connections on remote islands and in mountainous regions.

In May 2006, JSAT began an experiment with a telemedicine service in collaboration with the Hospital Telemedicine Center of Asahikawa Medical College in Hokkaido. The Center is well known for its work in pioneering telemedicine services. Initially, one of JSAT's stable high-speed satellite networks will be used to link the Center with medical facilities on outlying islands. The service offers a comprehensive treatment service, centering on ophthalmology, using images transmitted in real time and exchanges of opinions between medical specialists and clinic patients. The first joint experiment has already been completed and proved a resounding success.

In July 2006, JSAT will begin a satellite Internet service as part of a Kagoshima University project to bring broadband connections to Kodakara Island in the Tokara island group. The project was adopted under a scheme sponsored by Japan's Ministry of Internal Affairs and Communications to promote R&D on strategic information communications. Researchers will study the feasibility of setting up local wireless LANs and IP phone networks using satellite Internet as the core network. The goal of the project is to provide broadband access that meets the needs of the island's inhabitants.

Measure to Bridge the "Digital Divide"

Service:
Combine satellite, wireless (FWA system) and fixed-line infrastructure to provide services that bridge the "digital divide"

Target markets:
Local governments and companies in regions lacking broadband infrastructure

FWA: Fixed Wireless Access

Internet

Island A
Satellite + Wireless (FWA system)

Island B
Satellite + Fixed line

JSAT recognizes that a robust corporate governance framework is an essential element of good management. To this end, we are constantly developing our management systems to enable highly transparent and timely decision-making, as well as the appropriate and efficient execution of management duties. We believe that a comprehensive system of both internal and external controls is necessary to fulfill our responsibilities to all stakeholders—customers, employees, communities and shareholders. Such a system is also imperative for improving corporate value.

Highly transparent and timely decision-making

JSAT's Board of Directors has nine members, five of which are external directors. The Board makes all major management decisions and oversees the corporate management process. We have implemented a range of measures in recent years to ensure that the Board operates in an appropriate and efficient manner. For example, we reduced the standard term of appointment for directors and officers to one year. We also extend invitations to join the Board to independent experts in the fields of economics and management or individuals who possess extensive experience and industry knowledge.

We have put in place an optimal system that allows highly efficient decision-making. For example, we established the Remuneration Committee and the Nomination Committee as advisory bodies to the Board of Directors. We also established the Management Committee, consisting of 12 persons of executive officer rank or higher, including four internal directors. The Committee's tasks include discussing proposals before they are submitted to the Board of Directors as well as discussing key matters relating to JSAT's operations and management for which the Committee has authority.

To ensure effective and efficient auditing of our management and compliance functions, we have reinforced our auditing system to include coordination with the external auditors. The Board of Corporate Auditors consists of four external auditors with extensive management experience and expertise in the fields of finance, accounting and taxation. We also established the Internal Auditing Division, which works directly under the President and CEO. The Division constantly performs on-the-spot audits to check legal compliance and the appropriateness of all management and administrative procedures.

New internal control system

At a meeting of the Board of Directors held on May 12, 2006, the Board decided to establish an internal control system. The purpose of the system is to enable the stable provision of a telecommunications infrastructure with a strong public-sector component and to ensure the appropriateness and compliance of the Group's operations.

Based on the Board's decision, we will establish a Compliance Committee, headed by a Chief Compliance Officer. The Committee will draw on our Compliance Program and our Compliance Rules, which were formulated in 2004. Its role will be to ensure that the JSAT Group's business activities adhere strictly to legal and ethical regulations.

We will also devise risk management regulations and establish a Risk Management Committee, to be headed by a Chief Risk Management Officer. The Committee will address matters relating to risk management and will also ensure that relevant divisions establish and observe regulations pertaining to risks associated with their respective field of operation. The compliance activities of subsidiaries will be audited through the adoption of new regulations.

Management

(As of June 2006)

Board of Directors

Kiyoshi Isozaki
President & CEO,
Representative Director

Masanori Akiyama
Director

Yoichi Iizuka
Director

Yutaka Nagai
Director

Iwao Nakatani
Director (President, Tama University; Director of Research, Mitsubishi UFJ Research and Consulting Co., Ltd.)

Kohei Manabe
Director
(Representative Director, Corporate Advisor, Nippon Television Network Corporation)

Masaki Mitsumura
Director
(Senior Executive Vice President, NTT Communications Corporation)

Seiichi Morimoto
Director
(Assistant General Manager, Media Division, Sumitomo Corporation)

Katsuhiko Oizumi
Director
(General Manager, Media Business Division, Mitsui & Co., Ltd.)

Executive Officers

Kiyoshi Isozaki
President & CEO
(Representative Director)

Masanori Akiyama
Director
Senior Managing Executive Officer,
Market Development Group

Yoichi Iizuka
Director
Managing Executive Officer,
Corporate Coordination Group

Yutaka Nagai
Director
Managing Executive Officer,
Engineering Group

Masanao Tanase
Senior Executive Officer,
Market Development Group

Hiroo Sumitomo
Senior Executive Officer,
Market Development Group

Yasuo Okuyama
Executive Officer,
Market Development Group

Osamu Kato
Executive Officer, Corporate Planning & Administration Group

Yuichiro Nishio
Executive Officer, Engineering Group

Kiyoshi Ogawa
Executive Officer, Corporate Planning & Administration Group

Hideaki Kido
Executive Officer,
Market Development Group

Toru Mizoguchi
Executive Officer,
Market Development Group

Corporate Auditors

Shoichi Kameyama
Corporate Auditor

Masataka Hattori
Corporate Auditor

Toshiaki Katsushima
Corporate Auditor
(CPA/CPTA; Visiting Professor (full-time), Graduate School of Finance, Accounting & Law, Waseda University)

Kazuaki Takada
Corporate Auditor
(Chief Operating Officer, Media Business Division, Aerospace, Electronics & Multimedia Company, ITOCHU Corporation)

Selected Financial Summary

Consolidated Six-Year Summary

JSAT Corporation and Subsidiaries
Years Ended March 31, 2001, 2002, 2003, 2004, 2005 and 2006

	Millions of Yen						Thousands of U.S. Dollars[1]
	2001	2002	2003	2004	2005	2006	2006
Operating results							
Revenues	¥38,160	¥40,783	¥45,121	¥46,241	¥42,884	¥42,441	$362,741
Network-related services	—	17,504	16,901	19,069	14,467	14,555	124,398
Broadcast and video distribution services	—	22,332	27,347	26,477	27,811	27,163	232,162
Other	—	947	873	695	605	723	6,179
Operating expenses	26,990	29,458	33,343	35,797	34,789	52,175	445,940
Operating income (loss)	11,171	11,325	11,779	10,444	8,094	(9,734)	(83,199)
Net income (loss)	5,125	5,609	6,182	6,178	4,522	(6,544)	(55,933)
Financial position							
Total assets	¥169,640	¥164,432	¥169,230	¥177,620	¥159,951	¥170,056	$1,453,469
Total shareholders' equity	95,884	96,907	93,207	102,663	91,408	83,472	713,436
Interest-bearing debt	56,971	51,874	41,406	37,808	35,280	51,036	436,205
Cash flows							
Net cash provided by operating activities	¥ 22,728	¥ 19,930	¥ 25,867	¥ 22,479	¥ 22,603	¥ 21,695	$ 185,431
Net cash used in investing activities	(26,602)	(16,140)	(30,065)	(13,660)	(9,641)	(32,959)	(281,702)
Net cash provided by (used in) financing activities	9,579	(9,590)	4,870	(7,926)	(12,325)	12,279	104,948

Per share data	Yen						U.S. Dollars
Earnings (losses)—basic[2]	¥ 13,937	¥ 14,639	¥ 16,249	¥ 16,346	¥ 12,603	¥ (18,424)	$ (157.47)
—diluted	13,935	14,639	15,175	15,254	11,720	(18,424)	(157.47)
Total shareholders' equity	260,737	252,918	244,974	271,645	254,730	233,359	1,994.52
Cash dividends	0	8,451	4,977	6,503	6,116	5,990	51.20

Key data and ratios	Millions of Yen						Thousands of U.S. Dollars
EBITDA[3]	¥27,024	¥27,963	¥28,692	¥28,483	¥24,375	¥12,204	$104,308
Capital expenditures	15,791	12,428	18,891	7,818	11,178	19,553	167,119
Depreciation and amortization	15,420	16,476	16,698	18,537	16,081	21,184	181,060
Research and development	269	188	212	166	123	382	3,265
Operating margin (%)	29.3%	27.8%	26.1%	22.6%	18.9%	—	
EBITDA margin (%)[4]	70.8%	68.6%	63.6%	61.6%	56.8%	28.8%	
Return on equity (ROE) (%)	6.8%	5.8%	6.5%	6.0%	4.9%	—	
Equity ratio (%)	56.5%	59.3%	55.1%	57.8%	57.1%	49.1%	
Debt/Equity ratio (%)	76.9%	68.6%	81.6%	72.9%	75.0%	103.5%	
Number of shares issued	383,154.5	383,154.5	383,154.5	383,154.5	383,154.5	356,418.0	

Notes:

1. U.S. dollar amounts have been translated from Japanese yen, for convenience only, at the rate of ¥117=US$1, the approximate rate of exchange on March 31, 2006.
2. Basic earnings per share are calculated based on the weighted-average number of shares of common stock outstanding during each year, which were 377,931, 358,842 and 355,204 shares for the years ended March 31, 2004, 2005 and 2006, respectively.
3. EBITDA (Earnings before Interest, Tax, Depreciation and Amortization) represents the total of net income, interest, tax, depreciation and amortization.
4. The EBITDA margin is the ratio of EBITDA to revenues.

Unaudited Quarterly Data

JSAT Corporation and Subsidiaries
Years Ended March 31

2006	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	FULL YEAR
	Millions of Yen, Except Per Share Amounts				
Operating results					
Revenues	¥10,725	¥10,506	¥10,068	¥11,094	¥42,441
Operating income (loss)	2,209	(16,918)	(2,241)	7,216	(9,734)
Net income (loss)	1,333	(10,006)	1,428	821	(6,544)
Financial position					
Total assets	¥158,547	¥152,288	¥169,152	¥170,056	¥170,056
Total shareholders' equity	91,641	82,243	83,173	83,472	83,472
Cash flows					
Net cash provided by operating activities	¥8,560	¥4,017	¥4,761	¥4,357	¥21,695
Other data					
EBITDA	¥6,720	¥(14,016)	¥7,395	¥19,774	¥12,204
EBITDA margin (%)	62.7%	(133.4)%	73.5%	178.2%	28.8%
Earnings (losses) per share—basic (EPS)	¥3,742.56	¥(28,306.12)	¥4,047.53	¥2,092.27	¥(18,423.76)
Weighted-average number of shares outstanding	356,144	354,893	354,893	354,893	355,204

2005	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	FULL YEAR
	Millions of Yen, Except Per Share Amounts				
Operating results					
Revenues	¥10,515	¥10,563	¥10,378	¥11,428	¥42,884
Operating income	2,465	1,900	1,888	1,841	8,094
Net income	1,225	1,451	542	1,304	4,522
Financial position					
Total assets	¥168,663	¥167,794	¥163,097	¥159,951	¥159,951
Total shareholders' equity	93,328	95,153	92,872	91,408	91,408
Cash flows					
Net cash provided by operating activities	¥9,207	¥4,345	¥5,898	¥3,153	¥22,603
Other data					
EBITDA	¥6,540	¥6,466	¥5,171	¥6,213	¥24,375
EBITDA margin (%)	62.2%	61.2%	49.8%	54.4%	56.8%
Earnings per share—basic (EPS)	¥3,346.29	¥4,071.33	¥1,520.26	¥3,468.71	¥12,602.71
Weighted-average number of shares outstanding	366,138	356,419	356,419	375,998	358,842

Our Business

JSAT serves many large companies in Japan that use transponder capacity on JSAT's satellites to operate internal telecommunications networks and for other telecommunications needs. JSAT's satellites are well suited to support the high-volume, wide-distribution, high-speed networks that these companies require.

Satellite communications are superior to other forms of communications in several ways. First, they are wide area, that is, one satellite can communicate over a region equivalent to about one-third of the earth's surface area. Second, they have multicast capability, which means that they can transmit the same information almost simultaneously with a single transmission to the whole coverage area. Third, they are flexible. It is possible to receive and transmit with small-diameter antenna equipment, making it easy to install communications lines even in such remote areas as mountainous regions and isolated islands. At the same time, with communications bases that are easy to set up, move and remove, it is possible to construct highly flexible networks, including automobile stations and portable stations. Fourth, they are high capacity. Because the transponders are broadband, it is possible to combine video, data and audio and transmit them simultaneously. Finally, unlike terrestrial networks, satellite communications tend not to be affected by natural disasters occurring on the ground.

The JSAT Group's earnings mainly comprise (1) fees for the provision of satellite links to customers and (2) service fees including the design of terrestrial network systems that accompany the provision of ground lines and the sale and maintenance of equipment (uplink/downlink equipment) that sends signals from the ground to communications satellites. On the other hand, operating expenses mainly comprise fixed expenses such as the depreciation expenses of the satellite, which make up the majority of the operating assets.

The JSAT Group uses the aforementioned merits of satellite communications to offer the network-related services, broadcast and video distribution services and other services explained on page 2 of this report.

Year in Review (year ended March 31, 2006)

Highlights

- Core business is in excellent condition with the expansion of business in North America and an increase in initiatives for domestic governmental entities
- Accounted for losses due to an anomaly in the JCSAT-1B communications satellite
- Accounted for losses from the selling off of the JC-HITS business
- Stable dividend payments of ¥5,990 per share

Overview

During the period under review, the JSAT Group focused on the key pillars of our medium-term growth strategy—"the expansion of global business," "broadcast digitalization support," "the launching of mobile communications service" and "the development of the public-sector market." In our global business, JSAT recorded increases in revenue at our U.S. subsidiary, which provides the Horizons-1 communications satellite service to North America and Hawaii. In broadcast digitalization support, revenue for Japan CableCast, which provides the JC-HITS service, increased. This service distributes the digital content for cable television operators. On the other hand, the expiration of a contract with the NTT Group and the scaling back of continued usage by corporate clients led to a 1.0% year-over-year decline in consolidated revenue to ¥42,441 million. Mainly due to an increase in depreciation expenses that followed a revision to the satellite's years of useful life, there was an operating loss of ¥9,734 million. Furthermore, we recorded a net loss of ¥6,544 million.

Revenues

JSAT presents its financial statements based on a single business segment—the provision of satellite transponder capacity on satellites owned by the Company to various customers. However, to facilitate efficient and effective management, revenue information is broken down into two main service areas and analyzed according to customer and type of service provided.

Review by services

Network-related services

The expiration of our contract with the NTT Group, the scaling back of continued usage and the decline or cancellation of domestic network-related services all had a negative effect on revenue, but through the expanded use of the Horizons-1 service and an increase in contracts to governmental organizations, revenue was almost unchanged from the previous term, at ¥14,555 million, or a 0.6% increase.

Broadcast and video distribution services

The expanded use of the JC-HITS service contributed to revenue, but there was a negative effect from temporary projects incurred in 2004, leading to a 2.3% decrease in revenue to ¥27,163 million.

Other

Revenue from other services rose 19.4% to ¥723 million.

Operating expenses

Total operating expenses were up 64.8% to ¥52,175 million, resulting in the ratio to revenues rising 54.0 percentage points to 135.1%. This was largely due to a ¥9,266 million impairment loss of long-lived assets that accompanied the anomaly of the JCSAT-1B communications satellite. The compensation for damages from this satellite incident was ¥1,699 million. Furthermore, a revision to the satellite's years of useful life in addressing the risk management of the operational structure of satellites led to additional depreciation expenses.

The cost of services comprise the cost of SKY PerfecTV!, in-orbit insurance, satellite operation costs and merchandise costs. Such costs rose 8.7% to ¥12,751 million. These higher costs were largely due to an increase in outsourced specialist expenses, despite a decline in in-orbit insurance premiums.

Sales and marketing expenses fell 12.3% to ¥2,753 million largely due to decreases in uplink costs and advertising expenses.

Depreciation and amortization rose 31.7% to ¥21,184 million. This increase was largely due to the additional depreciation expenses as a result of a revision to the satellite's years of useful life, which was part of changes to the operational structure from the viewpoint of risk management. In the past, the useful life of satellites was calculated based on the fuel life, but there was an increase in cases where the fuel consumed at the time of orbit insertion fell due to the improved performance of the launch rockets. The number of satellites with a fuel life that is significantly longer than the design life, due to leftover fuel, is expanding. The manufacturers do not necessarily recommend the operation of these satellites for longer than the planned life, thus it is difficult to insure satellites that are operated for longer than the planned life. Because of these factors, we will calculate the useful life based on either the design life or the fuel life depending on the individual satellite. The depreciation of satellites, which is the largest component of operating expenses, will be calculated on a useful life basis of 2–17 years using the straight-line method.

General and administrative expenses were up 20.3% to ¥4,473 million largely due to increases in outsourced specialist expenses and research-and-development costs.

As a result of these factors, we posted an operating loss of ¥9,734 million.

Because we sold the shares of our consolidated subsidiary, Japan CableCast, that company was excluded from our consolidated financial statements. As a result, the number of consolidated employees fell 7.9% to 262. Personnel expenses accounted for 58.1% of sales and marketing, general and administrative expenses, down 2.2 percentage points from the previous fiscal year.

Other income (expenses)

JSAT recorded ¥446 million in equity losses of affiliated companies and interest expense of ¥415 million, whereas losses from the selling off of the JC-HITS business were ¥3,820 million. Other income included interest and dividend income of ¥487 million, a foreign currency transaction gain of ¥1,913 million and JCSAT-1B communications-satellite-related insurance claims of ¥1,061 million.

Other—net improved from ¥211 million in the previous term to ¥2,276 million.

As a result of the above factors, other expenses—net increased from ¥288 million in the previous term to ¥1,344 million.

Revenues by Services
Millions of Yen


50,000
40,000
30,000
20,000
10,000
0
'02
'03
'04
'05
'06
Network-related
Broadcast and video distribution
Other

Operating Income
Millions of Yen


12,000
9,000
6,000
3,000
0
-10,000
-9,734
'02
'03
'04
'05
'06

Net loss and comprehensive loss

JSAT posted a loss before income taxes and minority interests of ¥11,078 million compared with income of ¥7,806 million in the previous term. Income taxes totaled ¥4,549 million. Accordingly, the effective tax rate was 41.1%.

A net loss of ¥6,544 million was recorded. The weighted-average number of shares outstanding fell from 358,842 at the end of the previous fiscal year to 355,204. Please refer to page 32 of this report for a detailed explanation of the calculation method for earnings per share.

At the end of the fiscal year, JSAT's net unrealized gains and losses on securities arising during the period stood at ¥736 million, largely due to a 3.8% increase in SPTV shares. Foreign currency translation adjustments were ¥374 million compared with a loss of ¥88 million in the previous year. As a result, the comprehensive loss for the term was ¥5,434 million.

Prior Year in Review (year ended March 31, 2005)

Highlights

- Steady growth in the number of cable TV operators signed up for JC-HITS
- Stable expansion in global operations
- Strong performance in broadcast and video distribution services
- Expanded services for domestic governmental organizations
- Stable dividend payments of ¥6,116 per share

Overview

During fiscal 2004, the domestic economy expanded gradually, fueled by a recovery in capital expenditures and personal consumption. However, rising raw material prices and fears of a slowdown in exports suggest that the outlook will remain unclear in the short term. In the satellite communications industry, technical advances in terrestrial communications services and falling prices have intensified competition.

Despite this difficult operating environment, we recorded strong results in our broadcast and video distribution services, expanded international sales as a result of new government contracts and extended the contribution from the JC-HITS digital support service for cable TV and Horizons-1. However, the partial expiration of our contract with the NTT Group and the shrinkage or termination of domestic communications usage by corporate clients caused revenues to decline 7.3% to ¥42,884 million.

At the operating level, increased service costs and depreciation expenses from the launch of new businesses such as JC-HITS and Horizons-1 resulted in operating income deteriorating 22.5% to ¥8,094 million. Net income was down 26.8% to ¥4,522 million.

Revenues

JSAT presents its financial statements based on a single business segment—the provision of satellite transponder capacity on satellites owned by the Company to various customers. However, to facilitate efficient and effective management, revenue information is broken down into two main service areas and analyzed according to customer and type of service provided.

General and Administrative Expenses
Millions of Yen


5,000
4,000
3,000
2,000
1,000
0
'02
'03
'04
'05
'06

Review by services

Network-related services

The procurement of large new contracts for global services by governmental organizations contributed significantly to revenue. Another contributor to revenue was the startup in August 2003 of networks for mobile communications services for NTT DoCoMo by N-STARa and N-STARb satellites. However, the expiration and partial cancellation of several large contracts at the end of the previous fiscal year resulted in revenues falling 24.1% to ¥14,467 million.

Broadcast and video distribution services

The additional sales following the startup of such services as Horizons-1 and JC-HITS for broadcasters and the opening of new channels on the CS digital broadcasting service contributed to a 5.0% increase in revenues to ¥27,811 million.

Other

Revenues for these services fell 12.9% to ¥605 million.

Operating expenses

Total operating expenses were down 2.8% to ¥34,789 million resulting in the ratio of operating expenses to revenues rising 3.7 percentage points to 81.1%. This was due largely to the adverse impact of expenses related to the startup of new business and depreciation expenses related to Horizons-1.

The cost of services rose 9.8% compared with the previous fiscal year to ¥11,731 million. This includes costs relating to SKY PerfecTV!, in-orbit insurance, satellite operations and merchandise. These higher costs were largely due to an increase in JC-HITS-related equipment costs.

Sales and marketing expenses rose 13.8% to ¥3,137 million largely due to increased selling and promotion/marketing costs relating to JC-HITS.

Depreciation and amortization fell 13.2% to ¥16,081 million. At March 31, 2004, NTTC canceled an agreement to use a certain band of the two satellites. In connection with this cancellation, the Company recognized ¥2,343 million of additional depreciation related to Ku-band of N-STAR a/b for the year ended March 31, 2004. The largest component of operating expenses is depreciation of satellites, which is calculated on a useful life basis of 2–17 years using the straight-line method.

General and administrative expenses were up 0.2% to ¥3,718 million largely due to the introduction of pro forma standard taxation. The taxation was levied on the size of business more than ¥100 million.

As a result of the aforementioned factors, operating income fell 22.5% to ¥8,094 million.

In light of our plans to further expand earnings, we expanded our hiring of new graduates/employees, resulting in a 1.1% increase to 266 employees on a consolidated basis.

Accordingly, personnel expenses accounted for 13.8% of general and administrative expenses, up 1.9 percentage points from the previous fiscal year.

Other income (expenses)

Interest expense fell 26.6% to ¥523 million as a result of paying back some long-term debt. Equity in earnings of affiliated companies fell 62.1% to ¥24 million.

Other—net improved from expenses of ¥512 million in the previous term to income of ¥211 million. As a result of the above factors, other expenses—net was ¥288 million, down from the previous level of ¥1,161 million.

Net income and comprehensive income

Income before income taxes and minority interests fell 15.9% to ¥7,806 million.

Income taxes rose 6.3% to ¥3,248 million. Accordingly, the effective tax rate increased 8.7 percentage points to 41.6%.

Net income declined 26.8% to ¥4,522 million, which was mainly attributable to an increase in valuation allowance. Although the weighted-average number of shares outstanding fell to 358,842 from 377,931 at the end of the previous fiscal year, basic earnings per share of common stock fell 22.9% to ¥12,603, whereas diluted earnings per share were ¥11,720. Please refer to page 32 of this report for a detailed explanation of the calculation method for earnings per share.

During the fiscal year, unrealized holding losses on securities stood at ¥6,764 million, largely due to a decline in the value of marketable securities.

Losses on foreign currency translation adjustments shrunk from ¥331 million in the previous period to ¥88 million. As a result of the above factors, comprehensive loss for the term was ¥2,314 million.

Financial Position

Total assets at the end of the period were ¥170,056 million, up 6.3% from the previous year mainly because of an increase in construction in progress for the construction of a replacement communications satellite.

Total liabilities increased 24.6% to ¥86,405 million largely due to an increase in debt. Interest-bearing debt was up 44.7% from the previous term to ¥51,036 million due to an increase in the debt to repay convertible bonds.

Total shareholders' equity fell ¥7,936 million to ¥83,472 million, largely due to a fall in the earned surplus and the buyback of shares that was recorded in the net loss. As a result, the equity ratio fell 8.0 percentage points to 49.1%.

Key Management Indicators

The JSAT Group focuses on increasing cash flow as a means of measuring the rate of improvement in corporate value. However, from the standpoint of emphasizing cash flow we have adopted earnings before interest, tax, depreciation and amortization (EBITDA) as a corporate performance benchmark given that it is often used as a point of comparison among international companies in the communications industry. We are also striving to maximize shareholder value by raising our return on equity (ROE).

EBITDA in the term under review decreased 50.0% to ¥12,204 million, resulting in an EBITDA margin of 28.8%, down 28 percentage points from the previous fiscal year. ROE fell due to the net loss that resulted from the JCSAT-1B anomaly, the selling off of the JC-HITS business and the increase in the depreciation expenses that accompanied the revision of the years of useful life for the communications satellites.

Retirement and Purchase of Treasury Stock

To respond to changes in the operating environment, we adopted a flexible equity policy. Accordingly, at the General Meeting of Shareholders on June 26, 2003, a resolution was passed approving the purchase of 45,000 shares at a maximum of ¥22,500 million. It was decided at the June 1, 2005, Board of Directors' meeting that 26,736.5 shares of treasury stock that we purchased through the above resolution for a total of ¥9,928 million would be retired, and this was carried out the same day. As a result, the issued shares at the end of the term declined from 383,154.5 in the previous year to 356,418.

Furthermore, in the term under review, we purchased 1,525.5 shares of treasury stock at a value of ¥392 million.

Related Party Transactions

JSAT provides satellite communications networks to its related company, NTT Communications, and other parties. Otherwise, there are no important transactions between JSAT and NTT Communications and its subsidiaries or affiliates. Cooperative and competitive relations exist in the domestic communications market among JSAT and NTT Communications and its subsidiaries and affiliates. However, JSAT also provides satellite communications networks to NTT West, NTT East and NTT DoCoMo. These four companies combined hold 20.8% of the voting rights in JSAT. Furthermore, the president of JSAT previously served at NTT Communications, but there are currently no employee transfers, monetary loans or guarantees/warrantees between JSAT and NTT Communications and its subsidiaries and affiliates.

Effect on operating and business activities

JSAT's related company, NTT Communications, holds 17.8% of our company's voting rights, but there are no restrictions, such as authorization requirements, on our business activities. The transactions with the related company are mainly in the form of large, long-term contracts, which are important to our company. JSAT's financial results are at times affected by the terms of these contracts.


Interest-Bearing Debt
Millions of Yen
60,000
48,000
36,000
24,000
12,000
0
'02
'03
'04
'05
'06


Debt/Equity Ratio
%
125
100
75
50
25
0
'02
'03
'04
'05
'06


Shareholders' Equity
Equity Ratio
Millions of Yen
%
125,000
100,000
75,000
50,000
25,000
0
75
60
45
30
15
0
'02
'03
'04
'05
'06

Securing independence from the related company when there are effects on operating and business activities
JSAT's operating margin for the corporate group of the related company is high, but our company conducts operations with our own assets, technology and sales methods. The transaction conditions with the related company and corporate group are not conspicuously different from those with other companies. At the same time, we enact measures that promote the diversification of operations, ensuring that our existence is not solely based on the revenue from our related company and corporate group.

JSAT conducts business activities independently while using the related company and corporate group's price negotiating strength. We believe that we are able to secure our independence because we conduct operations without business-related restrictions from our related company.

Here, the related company and corporate group refer to NTT Communications and its subsidiaries. For further details, please refer to pages 35–36 of this document.

Liquidity and Capital Resources

Basic policy

JSAT operates nine satellites, with most of the Company's revenues derived from these satellites as fees for the use of transponder capacity. To maintain revenues, it is necessary to replace satellites approaching the end of their operational lifetimes, which range from approximately 10 years to approximately 15 years.

Depreciation of satellites—the Company's main type of fixed assets—is computed using the straight-line method based on periods that are determined by the expected lifetime of on-board fuel, until book value is reduced to zero. Therefore, assuming the Company was able to spread out the investments in its satellite fleet according to the average operational lifetime of its satellites, the investment cycle would roughly correspond with the depreciation schedule. Hence, it would be possible to meet property and equipment investment requirements relating to the satellite fleet by allocating an amount similar to the depreciation and amortization expense.

However, we would point out that, in practice, the investment cycle for satellites varies according to the different operational lifetime of each satellite, making it extremely difficult to maintain a balanced investment cycle. The ability to flexibly finance cash shortfalls is crucial for the operation of our business due to the fact that in certain fiscal years, the amount of investment required may exceed depreciation and amortization expense or net cash provided by operating activities.

It is also the Company's policy to carry out investment over and above what is necessary for basic maintenance of the existing fleet. For example, when existing satellites are replaced, additional functions or extra capacity may be added to the new satellites. In addition to augmenting effective free cash flow, which excludes the cost of maintaining the existing satellite fleet, the Company is committed to making strategic investments that will increase its revenue base through flexible financing activities. At the same time, while uncertainty continues to hamper the domestic financial sector, it is JSAT's intention to maintain an enhanced level of liquidity.


■ EBITDA
═ EBITDA Margin
Millions of Yen
%
30,000
24,000
18,000
12,000
6,000
0
75
60
45
30
15
0
'02
'03
'04
'05
'06


■ Depreciation and Amortization
▩ Capital Expenditures
Millions of Yen
25,000
20,000
15,000
10,000
5,000
0
'02
'03
'04
'05
'06

Capital Expenditures

Based on the above policies, JSAT carried out property and equipment investments totaling approximately ¥19,553 million. Major areas of capital investment this term included ¥15,652 million in costs related to the procurement of satellites and ¥2,704 million in facilities for transmitting the JC-HITS program.

Cash Flows

Net cash provided by operating activities fell ¥907 million to ¥21,695 million. Pretax income fell ¥11,007 million, and there was a ¥1,151 million decline in the corporate tax payment; a ¥5,103 million rise in depreciation expenses, which are non-cash costs; an impairment loss of long-lived assets of ¥9,266 million; and ¥3,820 million in loss on the sale of the JC-HITS business.

Net cash used in investing activities increased ¥23,318 million to ¥32,959 million. Within that amount, cash flow for property and equipment investment totaled ¥19,230 million and that for business investment was ¥8,101 million. The cash flow used for property and equipment was principally ¥15,652 million for the procurement of communications satellites and satellite communications-related equipment. Other cash flow used in investment activity was for financial assets as part of our fund management.

Net cash provided by financing activities resulted in proceeds of ¥12,279 million. This included the repayment of ¥13,862 million in borrowings, payments to acquire treasury stock of ¥392 million, dividend payments of ¥2,128 million and proceeds from borrowings of ¥28,989 million.

As a result of these factors, cash and cash equivalents at the end of the fiscal year increased ¥1,094 million to ¥3,966 million.

Research and Development

In extending the Company's business, management believes that strengthening its systems for developing new technologies and services is a priority—and one particularly crucial in enhancing customer satisfaction and securing future revenue streams.

In fiscal 2005, the Company carried out research in high-definition image quality assessments that use the H.264 next-generation video compression technology and tested Internet services that use communications satellites to help close the digital divide. As a result, research-and-development expenses for the year were ¥382 million.

Outlook for Fiscal 2006

In the satellite communications industry, technical advances in terrestrial communications services and falling prices have intensified competition. As a result of the scaling back of contracts with JSAT's main customer, the NTT Group, and the slowdown in growth in the broadcast and video distribution service sector, we expect consolidated revenue in the next fiscal year to fall 14.9% to ¥37,330 million.

Net Cash Provided by Operating Activities
Millions of Yen


30,000
24,000
18,000
12,000
6,000
0
'02
'03
'04
'05
'06

Furthermore, an improved cost structure, the absence of losses associated with the JCSAT-1B's technical difficulties and a decline in amortization and depreciation expenses due to the selling off of JC-HITS' service-related equipment should lead to a 241.1% surge in next year's operating income to ¥10,130 million and net income of ¥5,430 million. We expect basic net income per share of ¥15,301.44.

Risk Factors

Satellite launch risk and operational failure risk

As JSAT's business relies on the operation of a satellite fleet, there is inherent risk involving possible launch failure and in-orbit operational failure (e.g., breakdown, excessive fuel consumption, collision with space debris, control problems). To prepare for such risks, JSAT purchases launch and in-orbit insurance covering almost all of its satellite manufacturing costs, re-launch costs and the cost of obtaining new insurance. However, not all costs that may result from satellite launch failures are covered by such insurance.

In-orbit insurance is based on the satellite's book value and does not cover the replacement cost. The Company maintains one satellite in orbit exclusively for emergency backup. However, the backup satellite may not be able to replace all of a failed satellite's capacity and cannot replace transponder capacity on certain JSAT satellites.

Risk relating to major subsidiaries and affiliates

The JSAT Group earns a significant portion of its revenue from its relationship with its related company, NTT Communications; in the event of a cancellation of transactions with NTT Communications or a failure to fulfill its contractual obligations with JSAT, there likely would be a negative impact on JSAT's operations.

Foreign exchange risk

Although the Company's revenues are denominated mainly in Japanese yen, two of its major expense items, the construction and launch of new satellites, are denominated in U.S. dollars. JSAT has established foreign exchange forward and option contracts to reduce its exposure to currency fluctuations.

Risk of legal changes

The Company's business involves the launch and operation of satellites in domestic and overseas markets. Any changes to the legal requirements regarding satellites could have a potentially negative effect on our operations. We currently carry out our business without any hindrance from legal regulations, however, there is no guarantee that these regulations will continue in their current format or that the Company will not be adversely affected by these regulations, nor is there any guarantee that we may not be required to halt part of our operations.

Consolidated Balance Sheets

JSAT Corporation and Subsidiaries
March 31, 2005 and 2006

ASSETS	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2005	2006	2006
Current assets:			
Cash and cash equivalents	¥ 2,871,833	¥ 3,966,314	$ 33,900
Time deposit	—	118,070	1,009
Short-term investments (Note 2)	13,795,050	26,922,176	230,104
Accounts receivable (Note 3):			
Trade	2,227,897	2,482,149	21,215
Loans	8,600,000	8,800,000	75,214
Other	280,781	1,086,245	9,284
Net investment in direct financing leases (Note 14)	1,265,441	—	—
Inventories	121,146	174,307	1,490
Prepaid expenses	2,018,783	1,362,926	11,649
Deferred income taxes (Note 12)	947,424	691,421	5,910
Other current assets	228,000	865,593	7,398
Total current assets	32,356,355	46,469,201	397,173
Investments:			
Investments in and advances to affiliated companies (Note 3)	4,709,606	9,412,923	80,452
Other investments (Notes 2, 3 and 5)	15,197,988	15,308,637	130,843
Total investments	19,907,594	24,721,560	211,295
Property and equipment (Notes 3, 4, 14 and 15):			
Land	2,571,705	2,432,136	20,787
Telecommunications satellites	146,916,260	138,216,427	1,181,337
Telecommunications equipment	18,339,717	15,453,857	132,084
Buildings and structures	6,227,186	5,847,731	49,981
Equipment and furniture	800,417	693,239	5,925
Construction in progress	28,140,112	45,849,391	391,876
Total	202,995,397	208,492,781	1,781,990
Accumulated depreciation	(100,437,260)	(118,703,340)	(1,014,558)
Net property and equipment	102,558,137	89,789,441	767,432
Deferred income taxes (Note 12)	709,471	6,962,313	59,507
Net investment in direct financing leases (Note 14)	65,043	—	—
Goodwill	569,548	558,211	4,771
Other assets	3,785,243	1,555,121	13,291
Total	¥159,951,391	¥170,055,847	$1,453,469

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Thousands of Yen 2005	Thousands of Yen 2006	Thousands of U.S. Dollars (Note 1) 2006
Current liabilities:			
Short-term borrowings (Note 5)	¥ 5,170,000	¥ **170,000**	$ **1,453**
Current portion of long-term debt (Notes 3, 5 and 14)	8,666,614	**9,942,740**	**84,981**
Convertible bonds (Note 5)	—	**19,592,000**	**167,453**
Accounts payable—trade	2,826,431	**4,500,036**	**38,462**
Accrued liabilities:			
Interest	27,653	**19,325**	**165**
Taxes on income (Note 12)	1,395,055	**964,791**	**8,246**
Other	1,574,096	**1,003,394**	**8,576**
Advances from customers	2,404,780	**2,787,418**	**23,824**
Liabilities for the cost relation to the shift of transponders (Note 15)	—	**559,186**	**4,779**
Allowance for long-term sales commitments (Note 15)	—	**419,376**	**3,585**
Other current liabilities	1,118,721	**1,285,811**	**10,989**
Total current liabilities	23,183,350	**41,244,077**	**352,513**
Long-term liabilities:			
Long-term debt (Notes 5 and 14)	22,840,603	**41,562,630**	**355,236**
Convertible bonds (Note 5)	19,592,000	**—**	**—**
Liability for severance payments (Note 6)	1,093,029	**1,264,088**	**10,804**
Allowance for long-term sales commitments (Note 15)	—	**1,453,358**	**12,421**
Other liabilities (Note 3)	1,665,902	**880,370**	**7,526**
Total long-term liabilities	45,191,534	**45,160,446**	**385,987**
Commitments and contingent liabilities (Note 15)			
Minority interests	168,776	**179,333**	**1,533**
Shareholders' equity (Note 7):			
Common stock:	53,769,570	**53,769,570**	**459,569**
Authorized, 2005—450,000 shares, 2006—1,000,000 shares			
Issued, 2005—383,154.5 shares, 2006—356,418 shares			
Additional paid-in capital	34,415,657	**24,512,144**	**209,506**
Retained earnings—Unappropriated	12,199,518	**3,521,377**	**30,098**
Accumulated other comprehensive income:			
Unrealized gains and losses on securities (Note 2)	1,480,850	**2,216,613**	**18,945**
Foreign currency translation adjustments	(530,306)	**(155,850)**	**(1,333)**
Total accumulated other comprehensive income	950,544	**2,060,763**	**17,612**
	101,335,289	**83,863,854**	**716,785**
Less treasury stock, at cost (2005—26,736.5 shares, 2006—1,525.5 shares)	(9,927,558)	**(391,863)**	**(3,349)**
Total shareholders' equity	91,407,731	**83,471,991**	**713,436**
Total	¥159,951,391	**¥170,055,847**	**$1,453,469**

Consolidated Statements of Operations

JSAT Corporation and Subsidiaries
Years Ended March 31, 2004, 2005 and 2006

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2004	2005	2006	2006
Revenues (Notes 3, 9 and 14)	¥46,241,053	¥42,883,583	**¥42,440,748**	**$362,741**
Operating expenses:				
Cost of services (Note 3)	10,685,002	11,730,718	**12,750,570**	**108,980**
Sales and marketing (Note 10)	2,756,252	3,137,078	**2,752,662**	**23,527**
Depreciation and amortization (Note 4)	18,537,011	16,081,152	**21,184,073**	**181,060**
General and administrative expenses	3,709,725	3,717,960	**4,472,820**	**38,229**
Impairment loss of long-lived assets (Note 4)	10,000	36,000	**9,266,429**	**79,200**
Loss on property and equipment	98,683	86,520	**49,225**	**421**
Compensation for damage (Note 15)	—	—	**1,699,219**	**14,523**
Total operating expenses	35,796,673	34,789,428	**52,174,998**	**445,940**
Operating income (loss)	10,444,380	8,094,155	**(9,734,250)**	**(83,199)**
Other income (expenses):				
Interest expense	(712,615)	(522,821)	**(414,736)**	**(3,545)**
Equity in earnings (losses) of affiliated companies (Note 3)	63,959	24,217	**(446,407)**	**(3,815)**
Loss on the sale of the JC-HITS business (Note 15)	—	—	**(3,819,725)**	**(32,647)**
Gain on insurance claim (Note 15)	—	—	**1,061,360**	**9,071**
Other—net (Notes 2, 3 and 11)	(511,872)	210,577	**2,275,572**	**19,449**
Other expenses—net	(1,160,528)	(288,027)	**(1,343,936)**	**(11,487)**
Income (loss) before income taxes and minority interests	9,283,852	7,806,128	**(11,078,186)**	**(94,686)**
Income taxes (Note 12):				
Current	4,070,847	3,549,285	**1,951,950**	**16,683**
Deferred	(1,015,546)	(300,792)	**(6,501,300)**	**(55,567)**
Total	3,055,301	3,248,493	**(4,549,350)**	**(38,884)**
Income (loss) before minority interests	6,228,551	4,557,635	**(6,528,836)**	**(55,802)**
Minority interests in income of subsidiaries	(50,912)	(35,253)	**(15,372)**	**(131)**
Net income (loss)	¥ 6,177,639	¥ 4,522,382	**¥ (6,544,208)**	**$ (55,933)**

	Yen			U.S. Dollars (Note 1)
	2004	2005	2006	2006
Per share of common stock (Notes 8 and 13):				
Earnings (losses) per share—basic	¥ 16,345.94	¥ 12,602.71	**¥ (18,423.76)**	**$ (157.47)**
Earnings (losses) per share—diluted	15,253.65	11,719.93	**(18,423.76)**	**(157.47)**

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

JSAT Corporation and Subsidiaries
Years Ended March 31, 2004, 2005 and 2006

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2004	2005	2006	2006
Net income (loss)	¥ 6,177,639	¥ 4,522,382	**¥(6,544,208)**	**$(55,933)**
Other comprehensive income (loss), net of tax (Note 7):				
Unrealized gains and losses on securities:				
Unrealized holding gains and losses arising during the period	7,588,335	(6,876,395)	**839,327**	**7,173**
Less reclassification adjustment for gains and losses included in net income	(66,619)	111,926	**(103,564)**	**(885)**
Net unrealized gains and losses on securities	7,521,716	(6,764,469)	**735,763**	**6,288**
Foreign currency translation adjustments	(331,226)	(87,975)	**374,456**	**3,200**
Minimum pension liability adjustment	28,095	15,748	**—**	**—**
Total other comprehensive income (loss)	7,218,585	(6,836,696)	**1,110,219**	**9,488**
Comprehensive income (loss)	¥13,396,224	¥(2,314,314)	**¥(5,433,989)**	**$(46,445)**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

JSAT Corporation and Subsidiaries
Years Ended March 31, 2004, 2005 and 2006

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2004	2005	2006	2006
Common stock (Note 7):				
Balance, beginning and end of year	¥53,769,570	¥53,769,570	**¥53,769,570**	**$459,569**
Additional paid-in capital (Note 7):				
Balance, beginning of year	¥35,008,569	¥34,422,394	**¥34,415,657**	**$294,151**
Issuance of treasury stock	(581,973)	—	—	—
Costs incurred to acquire treasury stock	(3,189)	(6,737)	**(1,485)**	**(13)**
Warrants issued related to stock options (Note 8)	(1,013)	—	—	—
Stock compensation	—	—	**25,530**	**218**
Repurchase of treasury stock	—	—	**(9,927,558)**	**(84,850)**
Balance, end of year	¥34,422,394	¥34,415,657	**¥24,512,144**	**$209,506**
Retained earnings (Note 7):				
Unappropriated				
Balance, beginning of year	¥6,161,179	¥ 9,874,149	**¥12,199,518**	**$104,270**
Net income (loss)	6,177,639	4,522,382	**(6,544,208)**	**(55,933)**
Cash dividends paid	(2,464,669)	(2,197,013)	**(2,133,933)**	**(18,239)**
Balance, end of year	¥9,874,149	¥12,199,518	**¥ 3,521,377**	**$ 30,098**
Accumulated other comprehensive income (Note 7):				
Balance, beginning of year	¥ 568,655	¥7,787,240	**¥ 950,544**	**$ 8,124**
Other comprehensive income (loss) for the year, net of tax	7,218,585	(6,836,696)	**1,110,219**	**9,488**
Balance, end of year	¥7,787,240	¥ 950,544	**¥2,060,763**	**$17,612**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

JSAT Corporation and Subsidiaries
Years Ended March 31, 2004, 2005 and 2006

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2004	2005	2006	2006
Operating activities:				
Net income (loss)	¥ 6,177,639	¥ 4,522,382	**¥ (6,544,208)**	**$ (55,933)**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	18,537,011	16,081,152	**21,184,073**	**181,060**
Provision for doubtful receivables	(157,580)	(1,708)	**(212,390)**	**(1,815)**
Accrual for severance payments, less payments	(73,733)	111,025	**173,642**	**1,484**
Compensation for damage	—	—	**1,699,219**	**14,523**
Foreign currency transaction loss (gain)	478,418	36,881	**(1,886,606)**	**(16,125)**
Equity in (earnings) losses of affiliated companies	(63,959)	(24,217)	**446,407**	**3,815**
Loss on property and equipment	98,683	86,520	**49,225**	**421**
Impairment loss of long-lived assets	10,000	36,000	**9,266,429**	**79,200**
Loss on sales or write-downs of other investments and other assets—net	267,550	249,898	**181,339**	**1,550**
Loss (profit) on the partnership investments—net	17,844	(5,447)	**227,114**	**(1,941)**
Cancellation fee income related to telecommunications carrier service agreements	(2,047,291)	—	**—**	**—**
Payments for compensation for damage	—	—	**(1,135,226)**	**(9,703)**
Loss on the sale of the JC-HITS business	—	—	**3,819,725**	**32,647**
Deferred income taxes	(1,015,546)	(300,792)	**(6,501,300)**	**(55,567)**
Changes in assets and liabilities:				
Decrease (increase) in trade accounts receivable	20,774	139,693	**(297,034)**	**(2,539)**
Decrease (increase) in other accounts receivable	14,232	2,008,252	**(489,253)**	**(4,182)**
Decrease in prepaid expenses	171,219	618,021	**643,806**	**5,503**
Increase in accounts payable	207,705	1,315,545	**2,381,174**	**20,352**
Increase (decrease) in accrued liabilities—interest and other	316,860	26,970	**(511,317)**	**(4,370)**
Decrease in accrued liabilities—taxes on income	(1,195,149)	(356,174)	**(430,264)**	**(3,677)**
Increase (decrease) in advances from customers	210,561	(180,689)	**382,743**	**3,271**
Other—net	503,435	(1,760,682)	**(297,615)**	**(2,543)**
Net cash provided by operating activities	22,478,673	22,602,630	**21,695,455**	**185,431**
Investing activities:				
Acquisition of time deposits	—	—	**(110,260)**	**(943)**
Collection of time deposits	2,010,000	—	**—**	**—**
Payments for property and equipment	(7,794,598)	(9,964,830)	**(17,988,744)**	**(153,750)**
Proceeds from sales of property and equipment	—	—	**326,384**	**2,790**
Payments for investments in affiliated companies	—	(5,000)	**(730,200)**	**(6,241)**
Payments for securities of a subsidiary from minority shareholders	—	(435,680)	**—**	**—**
Proceeds from sales of investments in a subsidiary	—	—	**390,589**	**3,338**
Payments for purchases of short-term investments and other investments	(19,944,137)	(6,919,552)	**(33,303,984)**	**(284,649)**
Proceeds from sales of short-term investments and other investments	15,424,721	4,172,040	**16,133,349**	**137,892**
Proceeds from redemption for short-term investments and other investments	—	4,779,850	**5,166,858**	**44,161**
Acquisition of intangible and other assets	(23,047)	(1,212,923)	**(1,563,761)**	**(13,365)**
Proceeds from sales of intangible and other investments	—	—	**273,844**	**2,340**
Acquisition of long-term loans receivable	(335,000)	—	**(3,718,615)**	**(31,783)**
Acquisition of short-term loans receivable	(80,900,000)	(59,000,001)	**(25,400,000)**	**(217,094)**
Collection of long-term loans receivable	—	271,956	**800,000**	**6,837**
Collection of short-term loans receivable	81,200,000	57,400,001	**25,500,000**	**217,949**
Payments for investment in direct financing leases	(3,268,817)	—	**—**	**—**
Collection of lease receivables	771,112	1,272,920	**1,265,442**	**10,816**
Payments for business acquisitions, net of cash acquired	(800,000)	—	**—**	**—**
Net cash used in investing activities	(13,659,766)	(9,641,219)	**(32,959,098)**	**(281,702)**
Financing activities:				
Proceeds from short-term borrowings	1,325,000	6,170,000	**270,000**	**2,308**
Repayments of short-term borrowings	(2,925,000)	(2,200,000)	**(5,270,000)**	**(45,043)**
Proceeds from long-term borrowings	5,400,000	5,000,000	**28,718,615**	**245,458**
Repayments of long-term borrowings	(7,397,822)	(11,497,822)	**(8,592,182)**	**(73,437)**
Repayments for redemption and buyback of bonds	—	(405,048)	**—**	**—**
Proceeds from sales of treasury stock	1,719,138	—	**—**	**—**
Payments to acquire treasury stock	(3,193,159)	(6,744,084)	**(392,255)**	**(3,353)**
Payments for cash dividends	(2,457,741)	(2,194,804)	**(2,127,501)**	**(18,184)**
Other	(396,121)	(453,108)	**(327,733)**	**(2,801)**
Net cash provided by (used in) financing activities	(7,925,705)	(12,324,866)	**12,278,944**	**104,948**
Effect of exchange rate changes on cash and cash equivalents	(159,550)	1,919	**79,180**	**677**
Net increase in cash and cash equivalents	733,652	638,464	**1,094,481**	**9,354**
Cash and cash equivalents at beginning of year	1,499,717	2,233,369	**2,871,833**	**24,546**
Cash and cash equivalents at end of year	¥ 2,233,369	¥ 2,871,833	**¥ 3,966,314**	**$ 33,900**

	2004	2005	2006	2006
Supplemental information:				
Cash paid during the year for:				
Interest, net of amounts capitalized	¥ 731,593	¥ 537,370	**¥ 423,064**	**$ 3,616**
Income taxes	5,271,148	3,905,458	**2,382,214**	**20,361**

See notes to consolidated financial statements.

1. BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

I. NATURE OF OPERATIONS

JSAT Corporation (the "Company") and its subsidiaries (together, the "Companies") are primarily engaged in the satellite telecommunications and broadcasting business utilizing 9 satellites providing state-of-the-art satellite-based services mainly in Japan.

The Companies' principal lines of business are network-related services and broadcast and video distribution services.

Network-related services include the provision of domestic and international full-time and occasional satellite transponder capacity to various customers, primarily corporations, for their internal telecommunications networks.

These services also include the provision of transponder capacity to NTT and related entities as part of, or as alternative routing for, their telecommunications networks.

Broadcast and video distribution services mainly consist of multi-channel digital broadcasting services through SKY Perfect Communications Inc. ("SKY Perfect").

The Company, its domestic subsidiaries and its affiliated companies in Japan, in providing their various services, are subject to the Telecommunications Business Law, the Radio Law, the Broadcast Law and other related laws and regulations of Japan.

Telecommunications satellites are subject to significant risks, including launch failure, destruction and damage which may result in total or partial loss, or prevent commercial operation, of a satellite. The Companies have insurance coverage that generally reimburses the Companies for all or a substantial portion of the carrying value of the net assets that may be affected by such events. In addition, the Companies operate one satellite for back-up purposes, so that the Companies can supply the services continuously in the case of launch and in-orbit failure.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

II. BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into United States dollar amounts with respect to the year ended March 31, 2006, is included solely for the convenience of readers outside Japan and has been made at the rate of ¥117=U.S.$1, the approximate exchange rate on March 31, 2006. Such translation should not be construed as a representation that the Japanese yen amounts could be converted into United States dollars at the above or any other rate.

The Company, its domestic subsidiary and its affiliated companies in Japan maintain their records and prepare their statutory financial statements in accordance with the Commercial Code of Japan (the "Code") by applying accounting principles generally accepted in Japan ("Japanese GAAP").

The accompanying consolidated financial statements incorporate certain adjustments, which have not been entered in the Company's general books of account, and additional disclosures to conform with U.S. GAAP. Major adjustments and disclosures include those relating to (1) accounting for leases, (2) capitalization of interest costs, (3) accounting for goodwill, (4) accounting for compensated absence, (5) employee benefit plans, (6) common stock issue costs, (7) derivative financial instruments and (8) stock-based compensation.

III. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies applied in the preparation of the accompanying consolidated financial statements are summarized below.

(1) Consolidation and investments in affiliated companies

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Significant inter-company transactions and balances have been eliminated in consolidation. Investments in affiliated companies (companies owned 20% to 50% and corporate joint ventures in which the companies have an ability to exercise significant influence over their operations) are accounted for under the equity method, after appropriate adjustments for inter-company profits and dividends. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill, which is the excess cost of investments in subsidiaries and affiliated companies over the equity in the net assets at the date of acquisition, is not amortized.

(2) Revenue recognition

The Companies enter into transponder utilization contracts with customers to provide satellite transponder capacity and consignment contracts to transmit customers' broadcast programs.

Full-time dedicated network-related services including the provision of transponder capacity to NTT and related entities are accounted for as operating leases. Operating lease revenues are recognized on a straight-line basis over the lease term.

Revenues from broadcast and video distribution services are mainly recognized based on the contract terms on a monthly billing cycle basis.

Occasional dedicated network-related and other services revenues are recorded when the services are rendered to customers.

(3) Foreign currency translation
All asset and liability accounts of a foreign subsidiary are translated into Japanese yen at appropriate year-end exchange rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated and reported as a component of accumulated other comprehensive income.

Foreign currency receivables and payables are translated into Japanese yen at year-end exchange rates and resulting exchange gains or losses are recognized currently in income.

(4) Cash and cash equivalents
For purposes of the consolidated statements of cash flows, cash equivalents are defined as highly liquid investments which include short-term time deposits, generally with original maturities of three months or less, that are readily convertible into cash and have no significant risk of change in value.

(5) Inventories
Inventories, which mainly consist of preparatory parts of telecommunications equipment, are stated at the lower of cost, determined on the specific identification basis, or market.

(6) Short-term investments and other investments
In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," unrealized gains and losses on marketable equity securities and debt securities designated as available-for-sale, whose fair values are readily determinable, are included as a component of accumulated other comprehensive income in a separate component of shareholders' equity, net of applicable taxes.

Short-term investments other than marketable equity securities and debt securities are stated at cost plus credited earnings which approximates fair value.

Other investments other than marketable equity securities and debt securities are investments in non-traded and unaffiliated companies, and investments in partnerships. Investments in non-traded and unaffiliated companies are stated at cost. If an other-than-temporary impairment of these investments is considered to have occurred, the cost basis of the individual security is written down to equity in net assets of the investee. Investments in partnerships are stated at cost plus a share of profit and loss, which approximates fair value.

The cost of securities sold is determined based on the moving average-cost method.

In November 2005, the Financial Accounting Standards Board ("FASB") issued the FASB Staff Position No. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"), which effectively replaces Emerging Issues Task Force ("EITF") Issue No. 03-1. FSP 115-1 contains a three-step model for evaluating impairments and carries forward the disclosure requirements in EITF Issue No. 03-1 pertaining to securities in an unrealized loss position. Under the model, any security in an unrealized loss position is considered impaired; an evaluation is made to determine whether the impairment is other-than-temporary and, if an impairment is considered other-than-temporary, a realized loss is recognized to write the security's cost or amortized cost basis down to fair value. FSP 115-1 references existing other-than-temporary impairment guidance for determining when an impairment is other-than-temporary and clarifies that subsequent to the recognition of an other-than-temporary impairment loss for debt securities, an investor shall account for the security using the constant effective yield method. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, with earlier application permitted. The Companies adopted FSP 115-1 upon issuance.

(7) Allowance for doubtful receivables
An allowance for doubtful receivables is established in amounts considered to be appropriate based on the Companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. In addition, an impairment loss is recognized if the present value of expected future cash flows discounted at the loan's effective interest rate is less than the recorded investment.

(8) Property and equipment and depreciation
Property and equipment are stated at cost. The capitalized cost of telecommunications satellites includes all construction costs, launch costs, launch insurance, direct development costs and capitalized interest. Expenditures for maintenance, repairs and renewals of relatively minor items are expensed as incurred. Depreciation of property and equipment is provided by the straight-line method over the estimated useful lives of the related assets. Estimated useful lives for property and equipment are principally as follows:

Telecommunications satellites	2 to 15 years
Telecommunications equipment	4 to 10 years
Buildings and structures	5 to 50 years
Equipment and furniture	2 to 15 years

As the telecommunications industry is subject to rapid technological changes, the Company may be required to revise the estimated useful lives of its telecommunications satellites. Accordingly, the estimated useful lives are periodically reviewed using current telemetry, tracking and control data including remaining propellant. The estimated useful lives of telecommunications satellites are based upon the lower of their remaining fuel lives or design lives.

The cost and accumulated depreciation for property and equipment sold, retired or otherwise disposed of are relieved from the accounts, and any resulting gains or losses are reflected in income.

(9) Goodwill
In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized, but is instead tested for impairment at a level of reporting unit at least

annually. The two-step impairment test is used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized, if any. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying value, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, which compares the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of a reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

(10) Long-lived assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets to be held and used are reviewed using undiscounted future cash flows which is not discounted for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The measurement of an impairment loss for long-lived assets and certain identifiable intangibles to be disposed of is based on the fair value less cost to sell.

(11) Employees' benefit plans and directors' severance indemnities

The Companies have unfunded severance indemnity plans covering substantially all of their employees other than directors, executive officers and corporate auditors. The costs of the unfunded plans are accrued based on amounts determined using actuarial methods in accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions."

The Companies also participate in a contributory multi-employer pension plan covering all of their employees. The costs of the multi-employer plan are accrued based on the contribution amounts.

The costs of the severance indemnity plans for directors, executive officers and corporate auditors are accrued based on the vested benefit obligation, which is the amount required to be paid if all directors and executive officers terminated their appointments at each balance sheet date.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employer's Disclosure about Pensions and Other Post-retirement Benefits" ("SFAS No. 132(R)"), which retains the disclosure requirements in SFAS No. 132 and requires additional disclosures about defined benefit pension plans, other post-retirement benefit plan assets, obligations, cash flow and net cost. SFAS No. 132(R) is effective for the fiscal year ended after December 2003.

(12) Income taxes

Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this statement, the tax effect of temporary differences between the financial statements and income tax basis of assets and liabilities is recognized as deferred income taxes, using enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for any portion of the deferred tax assets where it is considered more likely than not that they will not be realized.

In March 2004, the Company's application to file its tax returns under the consolidated corporate-tax system was approved by the Japanese tax authorities, and the consolidated corporate-tax system had become effective for the year ended March 31, 2005. The new consolidated system allows companies to base tax payments on the combined profits or losses of a parent company and its wholly owned domestic subsidiary. At March 30, 2006, the Company's application to file its tax returns under the consolidated corporate-tax system ended because the Company sold its shares in one of the domestic subsidiaries.

(13) Derivative financial instruments

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of FASB Statement No. 133," and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," derivatives are reported as assets or liabilities at fair value and changes in the fair value are accounted for depending on the intended use of the derivative and the resulting designation.

(14) Net income per share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period, and diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock.

(15) Stock-based compensation

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," which replaced SFAS No. 123, "Accounting for Stock-Based Compensation" and superseded Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidances. SFAS No. 123(R) requires the Companies to expense stock-based compensation in the income statement. Under SFAS No. 123(R), stock-based compensation cost is measured at the grant date based on the estimated fair value of the award. The Companies adopted SFAS No. 123(R) in fiscal 2006 using a modified version of the prospective application and did not restate prior years.

Prior to the adoption of SFAS No. 123(R), the Companies elected to account for stock-based compensation under the provisions of APB Opinion No. 25 in accordance with SFAS No.

123. The Companies' pro forma net income and EPS calculated under the methodology, which was prescribed by SFAS No. 123, was disclosed in the Companies' notes to the consolidated financial statements.

IV. RECLASSIFICATION

Certain reclassifications have been made to the 2004 and 2005 financial statements to conform to the classifications used in 2006.

V. NEW ACCOUNTING STANDARDS

Inventory Costs, an Amendment of ARB No. 43, Chapter 4

SFAS No. 151—In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of ARB (Accounting Research Bulletin) No. 43, Chapter 4." This statement amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expenses, freight, handling costs and wasted material should be recognized as current period charges. In addition, it requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The new standard is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. SFAS No. 151 will not have a material impact on the Companies' consolidated financial position and results of operations.

Exchange of Nonmonetary Assets, an Amendment of APB Opinion No. 29

SFAS No. 153—In December 2004, the FASB issued SFAS No. 153, "Exchange of Nonmonetary Assets, an Amendment of APB Opinion No. 29." This statement addresses the measurement of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. It specifies that a nonmonetary exchange has commercial substance if the future cash flows of an entity are expected to change significantly as a result of the exchange. This new standard is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. SFAS No. 153 will not have a material impact on the Companies' consolidated financial position and results of operations.

Accounting Changes and Error Corrections

SFAS No. 154—In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 replaces APB Opinion No. 20 and SFAS No. 3. This statement provides guidance on the accounting for and reporting of accounting changes and error corrections. It requires retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transaction requirements specific to the newly adopted accounting principles. SFAS No. 154 carries forward without change the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 154 will not have a material impact on the Companies' consolidated financial position and results of operations.

Accounting for Certain Hybrid Financial Instruments

SFAS No. 155—In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments." SFAS No. 155 amends FASB Statements No. 133 and 140. This statement simplifies the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. This statement also permits a qualifying special-purpose entity to hold a derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. SFAS No. 155 will not have a material impact on the Companies' consolidated financial position and results of operations.

2. SHORT-TERM INVESTMENTS AND OTHER INVESTMENTS

In accordance with SFAS No. 115, the Companies' marketable equity and debt securities were classified as available-for-sale securities.

At March 31, 2005 and 2006, the aggregate cost, fair value and gross unrealized holding gains and losses on available-for-sale securities were as follows:

	Thousands of Yen			
	2005			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥10,139,076	¥ 3,524,792	¥ (45,249)	¥13,618,619
Debt securities	14,254,325	61,168	(720,228)	13,595,265

	Thousands of yen			
	2006			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**¥13,530,159**	**¥4,351,877**	**—**	**¥17,882,036**
Debt securities	**21,408,774**	**10,942**	**¥(301,797)**	**21,117,919**

	Thousands of U.S. Dollars			
	2006			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	$115,642	$37,196	—	$152,838
Debt securities	182,981	94	$(2,579)	180,495

The proceeds from sales of available-for-sale securities and gross realized gains and losses on these sales for the years ended March 31, 2004, 2005 and 2006, were as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Proceeds from sales	¥15,582,794	¥8,956,666	¥21,300,208	$182,053
Gross realized gains	¥ 453,781	¥ 47,467	¥ 261,081	$ 2,231
Gross realized losses	(23,548)	(236,192)	(349,138)	(2,984)
Net realized gains (losses)	¥ 430,233	¥ (188,725)	¥ (88,057)	$ (753)

Debt securities classified as available-for-sale at March 31, 2006, mature as follows:

	Thousands of Yen Available-for-sale	
	Cost	Fair value
Contractual maturities:		
Within 1 year	¥ 6,558,065	¥ 6,561,756
After 1 year through 5 years	6,893,738	6,731,431
After 5 years through 10 years	1,006,786	985,490
After 10 years	6,950,185	6,839,242
Total	¥21,408,774	¥21,117,919

	Thousands of U.S. Dollars Available-for-sale	
	Cost	Fair value
Contractual maturities:		
Within 1 year	$ 56,052	$ 56,083
After 1 year through 5 years	58,921	57,534
After 5 years through 10 years	8,605	8,423
After 10 years	59,403	58,455
Total	$182,981	$180,495

Investments other than marketable equity securities and debt securities include other cost basis investments, non-traded equity securities and investments in partnerships of ¥1,779,154 thousand and ¥3,230,858 thousand ($27,614 thousand) at March 31, 2005 and 2006, respectively.

The fair value and gross unrealized losses for available-for-sale securities, and the length of time that individual investments in securities have been in a continuous unrealized loss position, at March 31, 2005 and 2006, were as follows:

	Thousands of Yen					
	Less than 12 months		More than 12 months		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
2005						
Available-for-sale:						
Equity securities	¥ 233,055	¥ 45,249	—	—	¥ 233,055	¥ 45,249
Debt securities	4,960,630	228,618	¥4,822,719	¥491,610	9,783,349	720,228
Total	¥5,193,685	¥273,867	¥4,822,719	¥491,610	¥10,016,404	¥765,477
2006						
Available-for-sale:						
Debt securities	**¥18,007,822**	**¥187,544**	**¥2,645,777**	**¥114,253**	**¥20,653,599**	**¥301,797**
Total	**¥18,007,822**	**¥187,544**	**¥2,645,777**	**¥114,253**	**¥20,653,599**	**¥301,797**

	Thousands of U.S. Dollars					
	Less than 12 months		More than 12 months		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
2006						
Available-for-sale:						
Debt securities	**$153,913**	**$1,603**	**$22,613**	**$976**	**$176,526**	**$2,579**
Total	**$153,913**	**$1,603**	**$22,613**	**$976**	**$176,526**	**$2,579**

The Company's unrealized losses on investments consist of 18 and 36 debt securities at March 31, 2005 and 2006, respectively. The unrealized losses were primarily caused by interest rate increases. Based on the Company's ability and intent to hold these investments for a reasonable period of time sufficient for a recovery of the fair value, the Company does not consider these investments to be other-than-temporarily impaired at March 31, 2006.

3. INVESTMENTS IN AFFILIATED COMPANIES AND RELATED PARTY TRANSACTIONS

NTTSC

The Company had a 35.94% ownership interest in NTT Satellite Communications Inc. ("NTTSC"), which had been accounted for under the equity method; however, the shareholders of NTTSC resolved at the March 31, 2004, shareholders' meeting to liquidate NTTSC and transferred its main operations to the Company on the same date. Accordingly, the Company excluded NTTSC from the affiliated companies on March 31, 2004. NTTSC was liquidated on June 18, 2004.

NTTSC was established in April 1998 and engaged in the provision of Internet access services and intranet services in Japan. The Company made an additional equity investment in NTTSC of ¥804,000 thousand on September 29, 2000. Losses of the Company's equity investment by proportional share of NTTSC's net losses were ¥804,000 thousand for the year ended March 31, 2001. In addition, based on agreements between shareholders of NTTSC, the Company recorded losses of ¥181,378 thousand in excess of its equity investment at March 31, 2002, which had been included in other liabilities. On March 31, 2004, the Company recorded earnings of ¥54,571 thousand under these agreements.

NTTSC used the Company's satellites for Internet access services and Internet services via satellite. The Companies' revenues for these services for the year ended March 31, 2004, were ¥1,293,763 thousand.

In addition, the Company had an agency service agreement for the uplink operation with NTTSC. The cost of services under the agreement for the year ended March 31, 2004, was ¥448,118 thousand.

PPVJ

The Company purchased 20% ownership of Pay Per View Japan, Inc. ("PPVJ"), from certain shareholders at September 29, 2000. PPVJ is a provider of pay-per-view programming and a licensed broadcaster over SKY PerfecTV! using the Companies' satellites. Revenues for broadcast and video distribution services for the years ended March 31, 2004, 2005 and 2006, were ¥1,163,529 thousand, ¥1,266,150 thousand and ¥1,322,776 thousand ($11,306 thousand), respectively. Purchases from PPVJ for the years ended March 31, 2005 and 2006, were ¥96,600 thousand and ¥89,291 thousand ($763 thousand), respectively.

SKY Perfect Marketing

At February 1, 2005, the Company entered into a joint venture agreement with SKY Perfect to form SKY Perfect Marketing Co., Ltd. ("SKY Perfect Marketing"). SKY Perfect Marketing engages in rental sales of set-top boxes for SKY PerfecTV! services. Pursuant to the terms of the agreement, both the Company and SKY Perfect contributed ¥5,000 thousand in exchange for a 50% ownership interest in SKY Perfect Marketing. At April 27, 2005, the Company and SKY Perfect reached an agreement to transform SKY Perfect Marketing from a planning company into an operating company. At May 13, 2005, SKY Perfect Marketing increased its capital to ¥470,000 thousand ($4,017 thousand) by accepting additional contributions by the Company and SKY Perfect amounting to ¥230,200 thousand ($1,968 thousand) and ¥239,800 thousand ($2,050 thousand), respectively. Accordingly, the Company has 49% ownership interest in SKY Perfect Marketing and accounts for the investment under the equity method from the year ended March 31, 2006, onward.

Horizons

A foreign subsidiary purchased 50% ownership of Horizons Satellite Limited Liability Company ("Horizons") at January 12, 2004, and had the ability to exercise significant influence over Horizons' operations. Accordingly, the Company accounted for the investment in Horizons under the equity method. Horizons provides broadcast and video distribution services utilizing a satellite, Horizons-1. At June 25, 2005, the Company entered into a joint venture agreement with PanAmSat Corporation to form Horizons Satellite Holdings LLC ("Horizons Holdings"). Horizons Holdings serves as a holding firm of satellite holding companies, to conduct the joint satellite business. At July 8, 2005, the foreign subsidiary assigned all its shares in Horizons to Horizons Holdings. As a result of the formation of Horizons Holdings, the Company accounted for the investment in Horizons Holdings under the equity method at March 31, 2006. The Company accounted for the investment in

Horizons under the equity method for the year ended March 31, 2006; however, the Company no longer has an ability to exercise significant influence over Horizons' operations, therefore the investment in Horizons is no longer accounted for under the equity method at March 31, 2006.

Summarized combined financial information for PPVJ, SKY Perfect Marketing, Horizons, Horizons Holdings and NTTSC (NTTSC was excluded from the affiliated companies at March 31, 2004, and is not included in the summarized combined balance sheet) at March 31, 2005 and 2006, and for the years ended March 31, 2004, 2005 and 2006, is presented below:

	Thousands of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Current assets	¥ 1,038,218	**¥14,547,081**	**$124,334**
Property and equipment—net of accumulated depreciation	8,667,563	**11,421,642**	**97,621**
Other assets	536,491	**1,478,242**	**12,634**
Total assets	¥10,242,272	**¥27,446,965**	**$234,589**
Current liabilities	¥ 948,630	**¥ 3,206,700**	**$ 27,408**
Non-current liabilities	29,683	**5,324,381**	**45,507**
Shareholders' equity	9,263,959	**18,915,884**	**161,674**
Total liabilities and shareholders' equity	¥10,242,272	**¥27,446,965**	**$234,589**

	Thousands of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Revenues	¥17,412,936	¥15,312,694	**¥18,960,087**	**$162,052**
Net income (loss)	399	100,689	**(802,969)**	**(6,863)**

SKY Perfect

The Company has a 7.01% equity investment in SKY Perfect, which was classified as available-for-sale equity securities at March 31, 2006. The Company purchased additional shares of SKY Perfect for ¥5,748,045 thousand from another shareholder of the Company at June 29, 2001. The carrying amount of this investment, which has been included in other investments, was ¥13,075,452 thousand and ¥13,577,148 thousand ($116,044 thousand) at March 31, 2005 and 2006, respectively. This investment was pledged as collateral for certain long-term debt of the Company at March 31, 2005 and 2006 (see Note 5).

The Companies provide SKY Perfect with broadcast and video distribution services. Revenues from these services were ¥2,922,618 thousand, ¥2,947,041 thousand and ¥2,598,431 thousand ($22,209 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

In addition, the Company has entered into agreements for agency services with SKY Perfect related to uplink operations. Cost of services under these agreements was ¥3,885,553 thousand, ¥3,466,188 thousand and ¥3,427,783 thousand ($29,297 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

NTT and Related Entities

At March 31, 2000, NTT Communications Corporation ("NTTC") became an 18.60% shareholder (17.64% at March 31, 2006) as a result of the Company's issuance of 62,900 shares of common stock. In connection with the equity transaction, the Company purchased an ownership interest (60.33%) in two satellites, the related telecommunications equipment and the related equipment and furniture for ¥32,648,400 thousand. At July 1, 2003, the Company made an additional ownership investment (19.34%) in these two satellites for ¥3,570,000 thousand.

In August 2003, the Company purchased NTT DoCoMo, Inc.'s ("NTT DoCoMo") ownership interests in the two satellites in the amount of ¥3,268,817 thousand and leased the transponders back to NTT DoCoMo. Interest income under this lease agreement was ¥96,888 thousand, ¥95,546 thousand and ¥31,048 thousand ($265 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively (see Note 14). Accordingly, the Company owns all the interests of these two satellites at March 31, 2004. At August 20, 2003, NTT DoCoMo became a 1.24% shareholder (1.33% at March 31, 2006) as a result of the Company's reissuance of 4,749 shares of treasury stock (see Note 7).

At March 31, 2004, NTTC canceled an agreement to use a certain band of the two satellites and the Company accrued ¥2,047,291 thousand of cancellation fee income for the year ended March 31, 2004 (see Note 11). In connection with this cancellation, the Company recognized ¥2,343,000 thousand of additional depreciation for the year ended March 31, 2004 (see Note 4).

The Companies provide network-related services to NTT and related entities. Revenues from these services were ¥13,879,245 thousand, ¥9,772,325 thousand and ¥8,047,628 thousand ($68,783 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

4. PROPERTY AND EQUIPMENT

Depreciation expense of property and equipment, including assets recorded under capital leases which are described in Note 14, for the years ended March 31, 2004, 2005 and 2006, were ¥18,300,477 thousand, ¥15,554,969 thousand and ¥20,551,766 thousand ($175,656 thousand), respectively.

At April 1, 2005, the Company reduced the estimated useful lives of certain telecommunications satellites by applying the lower of their remaining fuel lives or design lives.

As a result, an additional ¥5,175,419 thousand ($44,234 thousand) of depreciation expense was recorded during the year ended March 31, 2006. The Company periodically evaluates the estimated useful lives used to depreciate its telecommunications satellites.

Capitalized interest in connection with construction of major facilities, mainly telecommunications satellites, for the years ended March 31, 2005 and 2006, was ¥22,118 thousand and ¥50,059 thousand ($428 thousand), respectively.

Impairment Loss of Long-Lived Assets

The impairment losses of long-lived assets consisted of a telecommunications satellite, JCSAT-1B, related telecommunications equipment and land.

At July 22, 2005, the Company's JCSAT-1B satellite suffered a sudden anomaly resulting in a loss of control and interruption of customer services on the satellite. As a result of the July 22 event, the Company recorded a ¥9,260,729 thousand ($71,151 thousand) non-cash impairment charge to write down JCSAT-1B and related telecommunications equipment for the year ended March 31, 2006. These amounts were determined as the difference between the carrying value and the estimated fair value of these assets. The estimated fair value of assets was primarily based on discounted cash flows analyses.

5. SHORT-TERM BORROWINGS, LONG-TERM DEBT AND CONVERTIBLE BONDS

Short-term borrowings at March 31, 2005 and 2006, consisted of the following:

	Thousands of Yen				Thousands of U.S. Dollars
	2005		2006		2006
		Interest rate*		Interest rate*	
Bank borrowings	¥5,170,000	0.142%	**¥170,000**	**0.614%**	**$1,453**

The interest rates represent weighted-average rates of outstanding balances at March 31, 2005 and 2006. All short-term borrowings at March 31, 2005 and 2006, are denominated in yen.

Long-term debt at March 31, 2005 and 2006, consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Long-term debt with collateral:			
Government-owned bank, maturing serially through 2008—annual interest rates of 2.10%–3.18%	¥ 7,105,540	**¥ 3,688,660**	**$ 31,527**
Long-term debt without collateral:			
Banks and insurance companies, maturing serially through 2013—annual interest rates of 0.27%–5.20% (2005) and 0.21%–5.60% (2006)	21,604,066	**45,528,037**	**389,129**
Government-owned bank, maturing serially through 2008—annual interest rate of 1.30%	1,400,800	**1,170,000**	**10,000**
Non-accounts payable trade due through 2006—non-interest bearing	335,200	**—**	**—**
Non-accounts payable trade due through 2018—annual interest rate of 5.50%	421,150	**479,317**	**4,096**
Capital lease obligations (see Note 14)	640,461	**639,356**	**5,465**
Total	31,507,217	**51,505,370**	**440,217**
Less current maturities	8,666,614	**9,942,740**	**84,981**
Long-term debt, less current maturities	¥22,840,603	**¥41,562,630**	**$355,236**

At April 3, 2002, the Company issued ¥20,000,000 thousand principal amount of zero coupon convertible bonds due 2007, which are convertible into shares of common stock until March 16, 2007, at a conversion price of ¥739,000, subject to adjustment in certain events. At March 31, 2005 and 2006, the price of this convertible bond was ¥738,687 ($6,314), respectively.

In March 2005, the Company bought back ¥408,000 thousand principal amount of these bonds. The Company may redeem all the bonds at their principal amount before the due date in certain limited circumstances.

Other investments, which were available-for-sale equity securities, with a carrying value of ¥13,577,148 thousand ($116,044 thousand) were pledged as collateral for certain long-term debt of the Company at March 31, 2006 (see Note 3).

At March 31, 2006, the Companies had unused lines of credit that totaled ¥6,119,000 thousand ($52,299 thousand). Under these programs, the Companies are authorized to obtain short-term financing at prevailing interest rates.

Certain short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that the bank may, under certain conditions, require the borrower to provide collateral or guarantors with respect to the borrowings, and that the bank may treat any collateral, whether furnished as security for short-term or long-term borrowings or otherwise, as collateral for all indebtedness to such banks.

Certain agreements require the borrower, upon the request of the lender, to reduce outstanding loans before scheduled maturity dates when the lender concludes that the borrower is able to reduce such loans as a result of increased earnings or through the proceeds from the sale of common stock or bonds and notes. During the years ended March 31, 2005 and 2006, the Companies did not receive any requests of the kind described above, and there is no expectation that any such requests will be made.

Maturities of long-term debt subsequent to March 31, 2006, are as follows:

Year ending March 31:	Thousands of Yen	Thousands of U.S. Dollars
2007 (included in current liabilities)	¥ 9,942,740	$ 84,981
2008	7,335,924	62,700
2009	6,319,443	54,012
2010	5,422,038	46,342
2011	5,170,895	44,196
2012 and thereafter	17,314,330	147,986
Total	¥51,505,370	$440,217

6. EMPLOYEES' BENEFIT PLANS AND DIRECTORS' SEVERANCE INDEMNITIES

The Companies have unfunded defined benefit severance indemnity plans under which all of their employees, other than directors, executive officers and corporate auditors, are entitled, under most circumstances, to lump-sum severance payment based on the level of compensation at retirement or earlier termination of employment, length of service and other factors, upon mandatory retirement at normal retirement age or earlier termination of employment.

The Companies also participate in a contributory multi-employer pension plan covering all of their employees. The benefits for the multi-employer pension plan are based on a standard remuneration schedule under the Welfare Pension Insurance Law, the length of participation and other factors. However, assets contributed by an employer are not segregated in a separate account or restricted to provide benefits only to employees of that employer.

Contributions to the multi-employer plan, which are recognized as paid, were ¥63,777 thousand, ¥65,107 thousand and ¥77,609 thousand ($663 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

Net periodic pension cost of the unfunded plans for the years ended March 31, 2004, 2005 and 2006, consisted of the following components:

	Thousands of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Service cost—benefits earned during the period	¥114,278	¥115,208	**¥115,659**	**$ 989**
Interest cost on projected benefit obligation	14,735	17,314	**20,233**	**173**
Amortization of unrecognized obligation at transition	6,533	6,533	**6,533**	**56**
Amortization of unrecognized prior service cost	(4,788)	(4,789)	**(4,789)**	**(41)**
Amortization of unrecognized net actuarial loss	6,659	3,915	**1,291**	**10**
Net periodic pension cost	¥137,417	¥138,181	**¥138,927**	**$1,187**

In addition to the above-mentioned net periodic pension cost, an additional early retirement benefit of ¥85,043 thousand ($727 thousand) was recorded as other losses during the year ended March 31, 2006.

The changes in benefit obligation and composition of amounts recognized in the consolidated balance sheets are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2005	**2006**	**2006**
Changes in benefit obligation:			
Benefit obligation at December 31, 2003 and 2004	¥ 932,135	**¥1,005,994**	**$8,598**
Service cost	115,208	**115,659**	**989**
Interest cost	17,314	**20,233**	**173**
Actuarial gain and loss	(54,309)	**(18,198)**	**(156)**
Benefits paid	(4,354)	**(13,720)**	**(117)**
Benefit obligation at December 31, 2004 and 2005	1,005,994	**1,109,968**	**9,487**
Direct benefit payments during the three-month periods ended March 31, 2005 and 2006	38,914	**(10,919)**	**(93)**
Unrecognized net obligation at transition being recognized over 18 years	(70,219)	**(58,786)**	**(502)**
Unrecognized prior service cost	71,829	**63,449**	**542**
Unrecognized actuarial loss	(158,406)	**(93,709)**	**(801)**
Net amount recognized	¥ 888,112	**¥1,010,003**	**$8,633**

The measurements date for the unfunded defined benefit severance indemnity plans is as of December 31, the date three months to the date of the consolidated financial statements.

Assumptions used for 2004, 2005 and 2006 in determining costs for the plans shown above are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2005	**2006**	**2006**
Projected benefit obligation	¥1,005,994	**¥1,109,968**	**$9,487**
Accumulated benefit obligation	852,462	**955,573**	**8,167**

	2004	2005	**2006**
Weighted-average discount rate	1.70%–1.80%	1.70%–2.00%	**1.70%–2.10%**
Average rate of increase in future compensation levels	2.81%–3.74%	2.81%–3.74%	**2.81%–3.74%**

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

	Future benefit payment	
	Thousands of Yen	Thousands of U.S. Dollars
2007	¥ 29,159	$ 249
2008	44,662	382
2009	42,536	364
2010	25,127	215
2011	25,373	217
Years 2012–2017	270,136	2,308
Total	¥436,993	$3,735

The Companies also have directors' unfunded severance indemnity plans. Benefits under the directors' plans are based on the level of compensation at retirement, length of service and other factors. Liabilities for severance payments under the directors' plans at March 31, 2004, 2005 and 2006, amounting to ¥136,150 thousand, ¥204,917 thousand and ¥254,085 thousand ($2,171 thousand), respectively, were stated on the vested benefit obligation basis, which represents the amount that would be required to be paid if all directors and executive officers terminated their appointments as of the balance sheet date.

Charges to operations for the years ended March 31, 2004, 2005 and 2006, with respect to the directors' plans, were ¥74,114 thousand, ¥73,454 thousand and ¥71,713 thousand ($613 thousand), respectively.

7. SHAREHOLDERS' EQUITY

The changes in the number of shares of common stock issued during the years ended March 31, 2004, 2005 and 2006, are as follows:

	Number of shares		
	2004	2005	2006
Balance, beginning and end of year	383,154.5	383,154.5	**356,418.0**

Through May 1, 2006, Japanese companies are subject to the Code (see Note 1).

The Code requires that all shares of common stock be recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of the common stock. The amount of total legal reserve and additional paid-in capital that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows Japanese companies to purchase treasury stock and dispose of such treasury stock upon resolution of the Board of Directors. The amount of treasury stock available for purchase cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve that could be transferred to retained earnings or other capital surplus other than additional paid-in capital upon approval of such transfer at the annual general meeting of shareholders.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash outlays, the Code also imposes certain limitations on the amount of capital surplus and retained earnings available for dividends. The amount of capital surplus and retained earnings available for dividends under the Code was ¥20,420,834 thousand ($174,537 thousand) as of March 31, 2006, based on the amount recorded in the parent company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the end of the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

On May 1, 2006, a new corporate law (the "Corporate Law") became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006, and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below.

(a) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders' meeting. For companies that meet certain criteria, such as (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation. The Corporate Law permits companies to distribute dividends in kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained to be at least ¥3,000 thousand.

(b) Increases/decreases and transfer of common stock, reserve and surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the capital account charged at the payment of such dividends until the aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of the common stock may be made available for dividends by resolution of the shareholders. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders, which is determined by a specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of shareholders' equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of shareholders' equity or deducted directly from stock acquisition rights.

In June 2005, the Company retired 26,736.5 shares of its common stock, pursuant to the June 1, 2005, resolution of the Company's Board of Directors.

At August 20, 2003, the Company reissued 4,749 shares of treasury stock at the issue price of ¥362,000 per share to NTT DoCoMo (see Note 3).

Accumulated other comprehensive income represents cumulative gains or losses on items that are not reflected in net income. Other comprehensive income (loss) for the years ended March 31, 2004, 2005 and 2006, was as follows:

	Thousands of Yen		
	Pretax amount	Tax expense (benefit)	Net-of-tax amount
For the year ended March 31, 2004			
Unrealized gains and losses on securities:			
Unrealized holding gains and losses arising during the period	¥13,089,577	¥(5,501,242)	¥7,588,335
Less reclassification adjustment for gains and losses included in net income	(114,860)	48,241	(66,619)
Net unrealized gains and losses on securities	12,974,717	(5,453,001)	7,521,716
Foreign currency translation adjustments	(331,226)	—	(331,226)
Minimum pension liability adjustment	47,211	(19,116)	28,095
Other comprehensive loss	¥12,690,702	¥(5,472,117)	¥7,218,585

	Thousands of Yen		
	Pretax amount	Tax expense (benefit)	Net-of-tax amount
For the year ended March 31, 2005			
Unrealized gains and losses on securities:			
Unrealized holding gains and losses arising during the period	¥(11,593,989)	¥4,717,594	¥(6,876,395)
Less reclassification adjustment for gains and losses included in net income	188,714	(76,788)	111,926
Net unrealized gains and losses on securities	(11,405,275)	4,640,806	(6,764,469)
Foreign currency translation adjustments	(87,975)	—	(87,975)
Minimum pension liability adjustment	26,552	(10,804)	15,748
Other comprehensive loss	¥(11,466,698)	¥4,630,002	¥(6,836,696)

	Thousands of Yen		
	Pretax amount	Tax expense (benefit)	Net-of-tax amount
For the year ended March 31, 2006			
Unrealized gains and losses on securities:			
Unrealized holding gains and losses arising during the period	**¥1,570,255**	**¥(638,937)**	**¥931,318**
Less reclassification adjustment for gains and losses included in net loss	**(329,716)**	**134,161**	**(195,555)**
Net unrealized gains and losses on securities	**1,240,539**	**(504,776)**	**735,763**
Foreign currency translation adjustments	**374,456**	**—**	**374,456**
Other comprehensive income	**¥1,614,995**	**¥(504,776)**	**¥1,110,219**

	Thousands of U.S. Dollars		
	Pretax amount	Tax expense (benefit)	Net-of-tax amount
For the year ended March 31, 2006			
Unrealized gains and losses on securities:			
Unrealized holding gains and losses arising during the period	**$13,420**	**$(5,461)**	**$7,959**
Less reclassification adjustment for gains and losses included in net loss	**(2,818)**	**1,147**	**(1,671)**
Net unrealized gains and losses on securities	**10,602**	**(4,314)**	**6,288**
Foreign currency translation adjustments	**3,200**	**—**	**3,200**
Other comprehensive income	**$13,802**	**$(4,314)**	**$9,488**

8. STOCK-BASED COMPENSATION PLAN

The Company has a stock-based compensation plan as an incentive plan for directors and selected employees. The plan uses unsecured bonds, which had been redeemed, with detachable warrants. Upon issuance of the bonds with detachable warrants, the Company purchased all of the detachable warrants and distributed them to the directors and selected employees of the Company. The warrants expired on June 14, 2005.

During the years ended March 31, 2004 and 2005, the Company adopted an equity-based compensation plan that issues common stock acquisition rights for the purpose of granting stock options to the directors and the selected employees of the Company, pursuant to the Code. The stock acquisition rights are exercisable from July 1, 2005, to June 30, 2008, and from July 1, 2005, to June 30, 2009, respectively.

In addition, the Company did not issue common stock acquisition rights during the year ended March 31, 2006.

A summary of the plan activity for the years ended March 31, 2004, 2005 and 2006, is as follows:

	2004		2005		2006		
	Number of Shares	Weighted-average exercise price	Number of Shares	Weighted-average exercise price	Number of Shares	Weighted-average exercise price	
		Yen		Yen		Yen	U.S. Dollars
Outstanding, beginning of year	218	¥739,950	1,128	¥495,183	**2,128**	**¥422,314**	**$3,610**
Granted	1,002	464,798	1,000	340,221	**—**	**—**	**—**
Exercised	—	—	—	—	**—**	**—**	**—**
Forfeited	92	735,219	—	—	**128**	**733,534**	**6,270**
Outstanding, end of year	1,128	495,183	2,128	422,314	**2,000**	**402,269**	**3,438**
Exercisable, end of year	128	734,560	128	733,534	**2,000**	**402,269**	**3,438**

A summary of stock acquisition rights outstanding and exercisable at March 31, 2006, is as follows:

	Yen
Exercise price range	¥340,150–¥464,387
Outstanding	
Number of shares	2,000
Weighted-average remaining life (years)	2.75
Weighted-average exercise price:	
Yen	¥402,269
U.S. dollars	$3,438
Exercisable	
Number of shares	2,000
Weighted-average exercise price:	
Yen	¥402,269
U.S. dollars	$3,438

With the adoption of SFAS No. 123(R), the Companies elected to amortize the fair value of stock-based compensation costs for stock options granted on or after the adoption of SFAS No. 123(R) on April 1, 2005, on a straight-line basis over the requisite service period. This is the same manner applied in the pro forma disclosures under SFAS No. 123. The recorded stock-based compensation expense of fiscal 2006 is ¥25,530 thousand ($218 thousand). As a result of adopting SFAS No. 123(R) on April 1, 2005, the Companies' loss before income taxes and net loss for the year ended March 31, 2006, were a ¥25,530 thousand ($218 thousand) larger loss than if it had continued to account for share-based compensation under APB Opinion No. 25 in accordance with SFAS No. 123. Basic net loss per share for the year ended March 31, 2006, would have been ¥18,351.88 ($156.85) if the Company had not adopted SFAS No. 123(R) compared to reported basic loss per share of ¥18,423.76 ($157.47).

Had compensation for the Companies' plan been recognized based on the fair value at the grant date under the methodology prescribed by SFAS No. 123, the Companies' pro forma net income and EPS for the years ended March 31, 2004 and 2005, would have been affected as follows:

	Thousands of Yen	
	2004	2005
Net income:		
As reported	¥6,177,639	¥4,522,382
Deduct:		
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(9,648)	(48,113)
Pro forma	¥6,167,991	¥4,474,269

	Yen	
	2004	2005
Basic EPS:		
As reported	¥16,345.94	¥12,602.71
Pro forma	16,320.41	12,468.63
Diluted EPS:		
As reported	15,253.65	11,719.93
Pro forma	15,229.83	11,595.24

The weighted average fair value per share at the date of grant for warrants granted during the years ended March 31, 2004 and 2005, was ¥72,045 and ¥50,951, respectively. The fair value of warrants granted on the date of grant in determining the pro forma impact is estimated using the Black-Scholes option-pricing model, with the following weighted-average assumption:

	2004	2005
Risk-free interest rate	1.10%	1.44%
Expected life (years)	4.61	4.88
Expected volatility	38.00%	35.00%
Expected dividend	1.69%	2.22%

9. SEGMENT INFORMATION

As indicated in Note 1, the Companies operate in a single operating segment, which is to provide network-related and broadcast and video distribution services to customers.

Revenues from external customers for each service for the years ended March 31, 2004, 2005 and 2006, were as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Revenues from:				
Network-related services	¥19,069,022	¥14,466,976	**¥14,554,570**	**$124,398**
Broadcast and video distribution services	26,476,605	27,811,131	**27,163,015**	**232,163**
Other	695,426	605,476	**723,163**	**7,470**
Total revenues	¥46,241,053	¥42,883,583	**¥42,440,748**	**$362,741**

The Companies' revenues from external customers are mainly derived from customers in Japan and their long-lived assets are located mainly in Japan.

Revenues from NTT and related entities, which accounted for 10% or more of the Companies' revenues for the years ended March 31, 2004, 2005 and 2006, were ¥13,879,245 thousand, ¥9,772,325 thousand and ¥8,047,628 thousand ($68,783 thousand), respectively. Revenues from such customers are included in network-related services.

10. RESEARCH-AND-DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research-and-Development Expenses

Research-and-development expenses, which are charged to income as incurred, were ¥165,524 thousand, ¥123,160 thousand and ¥382,023 thousand ($3,265 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs included in sales and marketing were ¥551,878 thousand, ¥690,871 thousand and ¥522,008 thousand ($4,462 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

11. OTHER INCOME (EXPENSES)

Other—net as shown in other income (expenses) for the years ended March 31, 2004, 2005 and 2006, consisted of the following:

	Thousands of Yen			Thousands of U.S. Dollars
	2004	2005	**2006**	**2006**
Cancellation fee income related to business service agreements	¥ 74,005	¥ 28,192	**¥ 33,722**	**$ 288**
Interest and dividend income	288,059	401,389	**486,891**	**4,161**
Gain (loss) on sales of investments—net	498,674	(188,725)	**(40,108)**	**(343)**
Loss on write-downs of investments	(274,027)	(61,173)	**(141,154)**	**(1,207)**
Profit (loss) on the partnership investments—net	(17,844)	5,447	**227,114**	**1,941**
Foreign currency transaction gain (loss)	(351,380)	(24,253)	**1,912,897**	**16,350**
Loss from derivative financial instruments—net	(824,787)	—	**—**	**—**
Other—net	95,428	49,700	**(203,790)**	**(1,741)**
Total	¥(511,872)	¥210,577	**¥2,275,572**	**$19,449**

12. INCOME TAXES

Income taxes in Japan imposed by the national, prefectural and municipal governments, in the aggregate resulted in a normal effective statutory tax rate of approximately 42% for the year ended March 31, 2004. Due to the change in Japanese income tax regulations, the statutory rate was reduced from 42% to 40% effective April 1, 2004.

Income taxes in Japan in the aggregate resulted in a normal effective statutory tax rate of approximately 40% for the years ended March 31, 2005 and 2006. A foreign subsidiary is subject to income taxes of the country in which it operates.

In March 2004, the Company's application to file its tax returns under the consolidated corporate-tax system was approved by the Japanese tax authorities, and the consolidated corporate-tax system became effective for the year ended March 31, 2005. The consolidated system allows companies to base tax payments on the combined profits or losses of a parent company and its wholly owned domestic subsidiaries.

However, at March 30, 2006, the Company stopped applying the consolidated corporate-tax system as a result of the sale of a wholly owned domestic subsidiary at March 31, 2006.

A reconciliation between taxes calculated at the normal statutory rate in Japan and the Companies' provision for income taxes in the accompanying consolidated statements of operations for the years ended March 31, 2004, 2005 and 2006, is as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2004	2005	**2006**	**2006**
Taxes calculated at the normal statutory rate in Japan applied to pretax income (loss)	¥3,899,218	¥3,176,314	**¥(4,507,713)**	**$(38,527)**
Increases (decreases) in taxes resulting from:				
Expenses not deductible for tax purposes and income not taxable—net	119,021	77,301	**83,541**	**714**
Effect of enacted changes in tax laws and rates	4,558	—	**—**	**—**
Tax effects on equity in earnings of affiliated companies	(26,863)	(95,699)	**182,643**	**1,561**
Increase (decrease) in valuation allowance	(674,658)	300,026	**129,727**	**1,109**
Special tax credit	(47,110)	(194,064)	**(200,557)**	**(1,714)**
Other—net	(218,865)	(15,385)	**(236,991)**	**(2,027)**
Total provision for income taxes	¥3,055,301	¥3,248,493	**¥(4,549,350)**	**$(38,884)**

Total income taxes recognized for the years ended March 31, 2004, 2005 and 2006, were allocated as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Provision for income taxes	¥3,055,301	¥ 3,248,493	**¥(4,549,350)**	**$(38,884)**
Shareholders' equity— accumulated other comprehensive income (see Note 7)	5,472,117	(4,630,002)	**504,776**	**4,314**
Total income taxes	¥8,527,418	¥(1,381,509)	**¥(4,044,574)**	**$(34,570)**

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2005 and 2006, were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Deferred tax assets:			
Other investments	¥ 145,953	**¥ 37,338**	**$ 319**
Long-lived assets	1,706,740	**6,286,686**	**53,732**
Doubtful receivables	17,168	**60,868**	**520**
Capitalized start-up cost	—	**47,088**	**402**
Liability for severance payments	436,711	**548,986**	**4,692**
Accrued enterprise tax	215,115	**4,985**	**43**
Accrued bonus	96,529	**50,447**	**431**
Cost relation to transfer customer's antenna	—	**322,707**	**2,758**
Compensation for damages	—	**244,993**	**2,094**
Allowance for the disposal of the JC-HITS business	—	**765,482**	**6,543**
Foreign currency translation loss	288,714	**—**	**—**
Loss carryforwards	505,673	**1,908,840**	**16,315**
Other	383,350	**363,718**	**3,109**
Total deferred tax assets	3,795,953	**10,642,138**	**90,958**
Deferred tax liabilities:			
Property—interest capitalization	221,318	**157,523**	**1,346**
Foreign currency transaction gain	—	**458,898**	**3,922**
Investment in an affiliated company	—	**324,193**	**2,771**
Marketable equity securities and debt securities	1,233,776	**1,697,333**	**14,507**
Other	157,552	**185,490**	**1,585**
Total deferred tax liabilities	1,612,646	**2,823,437**	**24,131**
Valuation allowance	526,412	**164,967**	**1,410**
Net deferred tax assets	¥1,656,895	**¥ 7,653,734**	**$65,417**

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, and projected future taxable income and tax planning strategies in making this assessment.

Although realization is not assured, based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized.

At March 31, 2006, the Company and its foreign subsidiary had aggregate net operating loss carryforwards of ¥4,743,254 thousand ($40,541 thousand), which is available to reduce future taxable income. If not utilized, such loss carryforwards expire as follows:

Year ending March 31:	Thousands of Yen	Thousands of U.S. Dollars
2013	**¥3,869,298**	**$33,071**
2023 through 2025	**873,956**	**7,470**
Total	**¥4,743,254**	**$40,541**

13. RECONCILIATION OF THE DIFFERENCES BETWEEN BASIC AND DILUTED EPS

Reconciliation of the differences between basic and diluted EPS for the years ended March 31, 2004, 2005 and 2006, is as follows:

	Thousands of Yen	Number of Shares	Yen
	Net income	Weighted-average shares	EPS
For the year ended March 31, 2004:			
Basic EPS:			
Net income available to common shareholders	¥6,177,639	377,931	¥16,345.94
Effect of dilutive securities:			
Convertible bonds	—	27,063	—
Diluted EPS:			
Net income for computation	¥6,177,639	404,994	¥15,253.65
For the year ended March 31, 2005:			
Basic EPS:			
Net income available to common shareholders	¥4,522,382	358,842	¥12,602.71
Effect of dilutive securities:			
Convertible bonds	—	27,029	—
Diluted EPS:			
Net income for computation	¥4,522,382	385,871	¥11,719.93

	Thousands of Yen	Number of Shares	Yen	U.S. Dollars
	Net loss	Weighted-average shares	EPS	EPS
For the year ended March 31, 2006:				
Basic EPS:				
Net loss of common shareholders	**¥(6,544,208)**	**355,204**	**¥(18,423.76)**	**$(157.47)**
Effect of dilutive securities:				
Convertible bonds	—	—	—	—
Diluted EPS:				
Net loss for computation	**¥(6,544,208)**	**355,204**	**¥(18,423.76)**	**$(157.47)**

14. LEASES

Lessee

The Companies have capital lease obligations principally for telecommunications equipment.

An analysis of the leased assets under capital leases at March 31, 2005 and 2006, is as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Telecommunications equipment	¥1,693,259	**¥1,040,633**	**$8,894**
Other	296,453	**11,937**	**102**
Less accumulated depreciation	(1,373,737)	**(428,798)**	**(3,665)**
Net book value	¥ 615,975	**¥ 623,772**	**$5,331**

Future minimum lease payments at March 31, 2006, and thereafter are as follows:

Year ending March 31:	Thousands of Yen	Thousands of U.S. Dollars
2007	**¥220,618**	**$1,886**
2008	**140,473**	**1,201**
2009	**99,223**	**848**
2010	**95,472**	**816**
2011	**89,762**	**767**
2012 and thereafter	**31,395**	**268**
Total	**676,943**	**5,786**
Less amount representing interest	**37,587**	**321**
Present value of net minimum lease payments (see Note 5)	**639,356**	**5,465**
Less current maturities	**205,311**	**1,755**
Long-term capital lease obligations	**¥434,045**	**$3,710**

Rental expenses under operating leases for the years ended March 31, 2004, 2005 and 2006, were ¥730,897 thousand, ¥845,586 thousand and ¥862,863 thousand ($7,375 thousand), respectively.

The minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2006, are as follows:

Year ending March 31:	Thousands of Yen	Thousands of U.S. Dollars
2007	**¥ 423,736**	**$ 3,621**
2008	**423,736**	**3,622**
2009	**423,736**	**3,622**
2010	**423,737**	**3,622**
Total	**¥1,694,945**	**$14,487**

Lessor

The Companies had leased equipment, which was mainly transponders to NTT DoCoMo, since August 1, 2003. The leases are classified as a direct financing lease under SFAS No. 13, "Accounting for Leases." The lease agreement finished in February 2006. The net investment in direct financing leases at March 31, 2005, was as follows:

	Thousands of Yen
	2005
Total minimum lease payments to be received	¥1,666,300
Less amount representing estimated executory costs (such as maintenance and insurance), including profit thereon, included in total minimum payments	300,189
Net minimum lease payments receivable	1,366,111
Less unearned income	35,627
Net investment in direct financing leases	¥1,330,484

The Companies lease satellite transponders under full-time dedicated network-related services, and these leases are classified as cancelable operating leases under SFAS No. 13.

Revenues from operating leases included in revenues were ¥16,004,993 thousand, ¥13,864,366 thousand and ¥11,969,900 thousand ($102,307 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

The following schedule provides an analysis of the Companies' investments in property on operating leases at March 31, 2005 and 2006:

	Thousands of Yen		Thousands of U.S. Dollars
	2005	**2006**	**2006**
Telecommunications satellites on operating leases	¥70,375,561	**¥55,538,539**	**$474,688**
Less accumulated depreciation	(42,572,320)	**(42,380,910)**	**(362,230)**
Net book value	¥27,803,241	**¥13,157,629**	**$112,458**

15. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

The commitments outstanding by the Companies at March 31, 2006, are for launch contract for future replacement satellites JCSAT-9, JCSAT-10 and JCSAT-11 of ¥28,266,106 thousand ($241,591 thousand).

Contingent Liabilities

At February 21, 2006, the Company entered into an agreement with a third party to sell its whole ownership interest in Japan CableCast Inc. ("JCC"). At March 27, 2006, the Company also entered into an agreement with JCC to sell its facilities relating to the JC-HITS business on March 31, 2006. The Companies recorded a loss on the sale of the JC-HITS business of ¥3,819,725 thousand ($32,647 thousand), which consists of loss on property and equipment of ¥3,295,701 thousand ($28,168 thousand), losses on the long-term sales commitments of ¥1,872,734 thousand ($16,006 thousand) and a gain on the sale of subsidiary stocks of ¥1,348,710 thousand ($11,527 thousand), for the year ended March 31, 2006. In connection with this assignment of JC-HITS business, the Company is committed under a service contract with JCC to provide JCC with the usage right of the Company's broadcast and video distribution services over the next five years. Under the service contract, the Company will earn annual service fees of ¥400,000 thousand ($3,419 thousand) during the contract term. The Company expects that the related costs will exceed the service fees each year.

At March 31, 2006, the estimated annual losses for each contract year were as follows:

Year ending March 31:	Thousands of Yen	Thousands of U.S. Dollars
2007	**¥ 419,376**	**$ 3,585**
2008	**376,022**	**3,214**
2009	**359,112**	**3,069**
2010	**359,112**	**3,069**
2011	**359,112**	**3,069**
Total	**¥1,872,734**	**$16,006**

As such, the Company had accrued a total estimated loss amount of ¥1,872,734 thousand ($16,006 thousand) at March 31, 2006.

Liabilities for the Cost Relation to the Shift of Transponders

The Companies currently have accrued ¥559,186 thousand ($4,779 thousand) for liabilities of compensation to customers whose service was affected by the accident involving the telecommunications satellite, JCSAT-1B. It relates to costs primarily associated with the transitional process between telecommunications satellites.

Satellite Insurance

At February 1, 2006, the Company filed a proof of loss under the insurance policy for the JCSAT-1B satellite after the accident involving this satellite. At February 22, 2006, the Company received insurance proceeds for the Company's claim on JCSAT-1B of ¥1,061,360 thousand ($9,071 thousand). The Companies recorded a gain on the insurance claim of ¥1,061,360 thousand ($9,071 thousand) for the year ended March 31, 2006.

16. FINANCIAL INSTRUMENTS

I. DERIVATIVE FINANCIAL INSTRUMENTS

The Companies are exposed to a variety of market risks including the effects of changes in foreign exchange rates and interest rates. These exposures are managed, in part, with the use of derivative instruments.

(1) Fair value hedges

For derivative instruments designated as hedges of the exposure to changes in the fair value of a recognized asset or liability or a firm commitment, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged.

For certain currency option contracts, the gain and loss is recognized currently in income.

The Companies' purchases of telecommunications satellites from overseas companies generate foreign currency exposures related to buying in currencies other than the functional currency. The Companies have entered into foreign exchange forward contracts to hedge market risks from the changes in foreign exchange rates associated with firm commitments for a purchase contract of telecommunications satellites denominated in foreign currencies.

The Companies enter into these transactions in accordance with internal policies which regulate the authorization and assess foreign exchange rate risk by continually monitoring changes in its exposures.

(2) Undesignated derivative instruments

For derivative instruments not designated as hedging instruments under SFAS No. 133 as amended by SFAS No. 138, the gain and loss is recognized currently in income.

These derivative instruments include foreign exchange forward contracts and foreign currency option contracts. The intent of these derivative instruments is to economically hedge foreign currency exposures, created by commitments for a launch contract of telecommunications satellites and investments in securities denominated in foreign currencies.

II. CONCENTRATION OF CREDIT RISK

All of the Companies' network-related services are provided to NTT and related entities, and to this extent there is a concentration of credit risk with respect to trade accounts receivable in this area. The Companies believe, however, that they are not exposed to significant credit risk in this business in light of the high credit ratings of NTT and related entities.

The Companies are also exposed to the risk of credit-related losses in the event of nonperformance by counter parties to derivative financial instruments. The Companies transact with selected international financial institutions to minimize the credit risk exposures. Credit risk is managed through the credit line that is approved by management.

III. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each category of financial instruments for which it is practicable to estimate that value. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair value amounts.

(1) Cash and cash equivalents, time deposit, accounts receivable and short-term borrowings

The carrying amounts approximate fair values because of the short maturity of these instruments.

(2) Short-term investments and other investments

The fair values of marketable securities included in short-term investments and other investments are based on quoted market prices. The fair value information for each category of securities is set forth in Note 2. It is not practicable to estimate fair values of the investments in non-traded and unaffiliated companies.

(3) Advances to affiliated companies

The fair values were estimated by discounted future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for comparable maturities.

(4) Long-term debt

The fair values were estimated by discounted future cash flows using currently available market rates.

(5) Convertible bonds

The fair values were estimated based on quoted market prices.

(6) Foreign exchange forward contracts and foreign currency option contracts

The fair values of these instruments were estimated based on values quoted by brokers.

	Thousands of Yen		
	2005		
	Notional amount	Carrying amount	Estimated fair value
Financial assets:			
Cash and cash equivalents		¥ 2,871,833	¥ 2,871,833
Accounts receivable		8,880,781	8,880,781
Financial liabilities:			
Short-term borrowings		¥ (5,170,000)	¥ (5,170,000)
Long-term debt		(30,445,606)	(30,820,237)
Convertible bonds		(19,592,000)	(19,515,199)
Derivatives:			
Foreign exchange forward contracts	¥9,063,356	¥ (347,157)	¥ (347,157)
Foreign currency option contracts	7,505,011	(574,365)	(574,365)

	Thousands of Yen		
	2006		
	Notional amount	Carrying amount	Estimated fair value
Financial assets:			
Cash and cash equivalents		¥ 3,966,314	¥ 3,966,314
Time deposit		118,070	118,070
Accounts receivable		8,889,783	8,889,783
Advances to affiliated companies		2,265,527	2,265,527
Financial liabilities:			
Short-term borrowings		¥ (170,000)	¥ (170,000)
Long-term debt		(50,386,697)	(50,513,976)
Convertible bonds		(19,592,000)	(19,663,511)
Derivatives:			
Foreign exchange forward contracts	¥22,834,999	¥ 847,969	¥ 847,969

	Thousands of U.S. Dollars		
	2006		
	Notional amount	Carrying amount	Estimated fair value
Financial assets:			
Cash and cash equivalents		$ 33,900	$ 33,900
Time deposit		1,009	1,009
Accounts receivable		75,981	75,981
Advances to affiliated companies		19,363	19,363
Financial liabilities:			
Short-term borrowings		$ (1,453)	$ (1,453)
Long-term debt		(430,656)	(431,743)
Convertible bonds		(167,453)	(168,064)
Derivatives:			
Foreign exchange forward contracts	$195,171	$ 7,248	$ 7,248

17. SUBSEQUENT EVENTS

At May 12, 2006, a stock-based compensation plan which provides options to purchase up to 300 shares of the Company's common stock by directors and selected employees of the Company, was approved by the Company's Board of Directors, subject to shareholders approval at the general shareholders' meeting held at June 27, 2006. The exercise price is equal to the higher of either 1.05 times the average closing daily market price of the Company's common stock traded on the Tokyo Stock Exchange for the month preceding the date of grant, or the closing market price on the date of grant. The exercise period of this stock-based compensation plan is from July 1, 2006, to June 30, 2010.

At April 28, 2006, a resolution was made by the Company's Board of Directors for the payment of a cash dividend to shareholders of record at March 31, 2006, of ¥3,000 ($26) per share or a total of ¥1,064,678 thousand ($9,100 thousand). The resolution was approved by the general shareholders' meeting held at June 27, 2006.

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan
Tel: +81-3-3457-7321
Fax: +81-3-3457-1694
www.deloitte.com/jp

To the Board of Directors and Shareholders of JSAT Corporation:

We have audited the accompanying consolidated balance sheets of JSAT Corporation (the "Company") and subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2006 (all expressed in Japanese yen). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of JSAT Corporation and subsidiaries as of March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such United States dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 28, 2006

Member of
Deloitte Touche Tohmatsu

Stock Information

(As of March 31, 2006)

Ordinary General Meeting of Shareholders:
June 27, 2006

Independent Accountants:
Deloitte Touche Tohmatsu, Tokyo, Japan

Transfer Agent and Handling Office:
The Chuo Mitsui Trust and Banking Co., Ltd.
33-1, Shiba 3-chome, Minato-ku, Tokyo

Number of Shares
Authorized: 1,000,000
Issued: 356,418

Total Number of Shareholders: 21,932

Major Shareholders

Shareholders	Number of shares	Voting shares held (%)
NTT Communications Corporation	62,900	17.77%
Mizuho Trust & Banking Co., Ltd. (Pension trust account for ITOCHU Corporation)	49,893	14.09%
Japan Trustee Services Bank, Ltd. (Pension trust account for Sumitomo Corporation)	38,316	10.82%
Japan Trustee Services Bank, Ltd. (Pension trust account for Mitsui & Co., Ltd.)	33,513	9.46%
Nippon Television Network Corporation	22,501	6.35%
Japan Trustee Services Bank, Ltd. (Trust account)	14,299	4.04%
The Master Trust Bank of Japan, Ltd. (Trust account)	8,652	2.44%
State Street Bank and Trust Company	6,582	1.85%
NTT DoCoMo, Inc.	4,749	1.34%
Morgan Stanley & Co. International Limited	4,205	1.18%

Notes:
(1) JSAT holds 125 shares in NTT DoCoMo, Inc. (percentage of total voting shares held: 0.00%).
(2) The above excludes 1,525.5 treasury shares held by JSAT (As of March 31, 2006).
(3) The percentage of voting shares held represents percentage figures relative to the total number of voting shares of 353,895 shares. This figure is determined by subtracting 1,525.5 JSAT-held treasury shares, 1.5 odd-lot shares and 996 shares registered under the Japan Securities Depository Center, Inc. (JASDEC), from the total number of shares issued of 356,418 shares.

Breakdown of Shareholders

Shareholders by Type | **Shares Held by Shareholder Type**


Foreign investors 0.43%
Financial institutions 0.24%
Japanese corporations 1.09%
Securities companies 0.10%
Individual investors 98.13%
Securities companies 0.81%
Individual investors 17.17%
Financial institutions 45.90%
Japanese corporations 27.50%
Foreign investors 8.62%

Note: Shareholders by Type excludes treasury stock. In addition, Shares Held by Shareholder Type represents voting rights and excludes 1,525.5 shares of treasury stock and 996 shares held under the name of Japan Securities Depository Center.

Corporate Data

(As of March 31, 2006)

JSAT Corporation

Headquarters
Pacific Century Place Marunouchi 18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218, Japan
Tel: +81-3-5219-7777
Fax: +81-3-5219-7876

Investor Relations Office
If you have any questions, please contact:
Corporate Communications & Investor Relations Division,
Corporate Coordination Group
Pacific Century Place Marunouchi 18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218, Japan
Tel: +81-3-5219-7778
Fax: +81-3-5219-7876
URL: http://www.jsat.net/

Established: February 1985

Paid-in Capital: ¥53,769,570,000

Number of Employees: 230 (262 on a consolidated basis)

Branches and Offices

Yokohama Satellite Control Center (main control center)
229-1, Miho-cho, Midori-ku, Yokohama-shi,
Kanagawa 226-0015, Japan
Tel: +81-45-922-7111
Fax: +81-45-922-7005

Gunma Satellite Control Station (backup control station)
3590-1, Aza-Momoizumi, Oaza-Arai, Shinto-mura,
Kita-Gunma-gun, Gunma 370-3503, Japan

Osaka Branch Office
Sumitomo Bldg. No. 2, 6F, 4-7-28, Kitahama, Chuo-ku,
Osaka-shi,Osaka 541-0041, Japan
Tel: +81-6-6223-0513
Fax: +81-6-6221-4558

Hong Kong Representative Office
Suite 1609, Shell Tower, Times Square,
1 Matheson Street, Causeway Bay, Hong Kong
Tel: +852-2110-3812
Fax: +852-2110-0440

Subsidiaries

JSAT International Inc.
2121 Rosecrans Ave., Suite 3355,
El Segundo, CA 90245, U.S.A.
Tel: +1-310-726-1050
Fax: +1-310-726-0180

Satellite Network, Inc.
6F, Akasaka Twin Tower Main Tower,
2-17-22 Akasaka, Minato-ku, Tokyo 107-0052, Japan
Tel: +81-3-5561-1061
Fax: +81-3-5561-1066

Affiliate Companies

SKY Perfect Marketing, Co., Ltd.
Shibuya Cross Tower 29F,
2-15-1 Shibuya, Shibuya-ku, Tokyo 150-8326, Japan
Tel: +81-3-5468-9694
Fax: +81-3-5468-9695

Pay Per View Japan, Inc.
Shibuya Cross Tower 4F,
2-15-1 Shibuya, Shibuya-ku, Tokyo 150-0002, Japan
Tel: +81-3-6418-6900
Fax: +81-3-6418-6901



JSAT Corporation

Headquarters:
Pacific Century Place Marunouchi 18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218, Japan
Tel: +81-3-5219-7777
Fax: +81-3-5219-7876

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